PROSPECTUS
Filed Pursuant to Rule 424(b)(3)
Registration Number 333-107177

$150,000,000

Senior Convertible Notes due 2023

Common Stock, par value $1.00 per share

     We issued these notes in a private placement in March 2003. This prospectus will be used by selling security holders to resell their notes and the common stock issuable upon conversion of their notes at market prices prevailing at the time of sale at prices related to such prevailing market prices, fixed or varying prices determined at the time of sale, or at negotiated prices. The selling security holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts or commissions. We will not receive any proceeds from this offering.

     We sold the notes at the original principal amount, and issue price, of $1,000 per note. The notes bear cash interest at a variable rate of interest on the original principal amount from the issue date, or from the most recent date to which interest has been paid or provided for, until March 21, 2008. During such period, cash interest is payable quarterly in arrears on March 21, June 21, September 21 and December 21 of each year, beginning June 21, 2003, until March 21, 2008, unless the notes are earlier redeemed or converted. The variable interest rate until June 21, 2003 was 3.79% per annum and commencing June 21, 2003 will be reset quarterly to a rate of 3-month LIBOR plus 2.50% per annum.

     Beginning March 21, 2008, the notes will cease bearing cash interest. Instead, from such date the original principal amount of each note will commence increasing daily by the variable yield, which is equal to the variable rate of interest, to produce the variable principal amount. The variable principal amount of a note will compound quarterly, not daily. On the maturity date of the notes, a holder will receive the variable principal amount of a note. The variable yield will be a rate of 3-month LIBOR plus 2.50% per annum and will be reset quarterly. Regardless of the level of 3-month LIBOR, however, the variable yield will not exceed 5.25% per annum. The rate of accrual will be applied to the variable principal amount per note as of the most recent variable yield reset date.

     Except as described herein, the notes are senior unsecured obligations and will rank equally with our existing and future senior unsecured indebtedness. The notes effectively rank junior to our subsidiaries’ liabilities.

Convertibility of the Notes

     Holders may convert their notes, in multiples of $1,000 original principal amount, into 38.4615 shares of our common stock per $1,000 original principal amount of notes, subject to adjustment, only if (1) the sale price of our common stock reaches specified thresholds, (2) the credit rating assigned to the notes by either Moody’s or Standard & Poor’s is Caa1 or CCC+, respectively, or lower, and then only so long as such credit rating remains at or below such levels, (3) the notes are called for redemption, or (4) specified corporate transactions have occurred. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and common stock in an amount described herein. Our common stock currently trades on the New York Stock Exchange under the symbol “ALK.” On June 3, 2004, the last reported sale price of the common stock on the NYSE was $20.31 per share.

Purchase of the Notes at the Option of the Holder

     Holders may require us to purchase all or a portion of their notes on March 21, 2008, March 21, 2013 and March 21, 2018 at a price equal to the variable principal amount and accrued and unpaid cash interest, if any, on such notes as of the applicable purchase date. We may choose to pay the purchase price of such notes in cash or common stock or a combination of cash and common stock. In addition, upon a change in control of Alaska Air Group, Inc., each holder may require us to purchase for cash all or a portion of such holder’s notes at a price equal to the variable principal amount and accrued and unpaid cash interest, if any, on such notes as of the date of purchase.

Redemption of the Notes at Our Option

     We may redeem for cash all or a portion of the notes at any time on or after March 21, 2006, at prices calculated as described in “Description of Notes — Redemption of Notes at our Option.”

     We have not applied for listing of the notes on any securities exchange or for quotation through any automated quotation system. The notes were offered to qualified institutional buyers as defined in, and in reliance on, Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), in transactions exempt from, or not subject to, the registration requirements of the Securities Act.

       You should consider carefully the risks that we have described in the “Risk Factors” beginning on page 7 of this prospectus before deciding whether to invest in our securities.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 4, 2004.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. The selling security holders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that involve a number of risks and uncertainties. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by any forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “pro forma,” “seek,” or “continue” or the negative of those terms or other comparable terminology. These statements are only predictions and we can give no assurance that such expectations will prove to be correct. Some of the things that could cause our actual results to differ substantially from our expectations are:

•	general economic conditions as well as economic conditions in the geographic regions we serve;

•	the continued impact of terrorist attacks, or new actual or threatened occurrences of terrorist attacks as well as global instability and potential U.S. military involvement;

•	trends in the airline industry;

•	our significant indebtedness;

•	recent and future potential downgrades of our credit ratings;

•	the competitive environment in the airline industry and in the geographic regions we serve;

•	changes in federal and state laws and regulations;

•	changes in our operating costs and in the cost of fuel in particular;

•	changes in our operating strategy or development plans;

•	changes in prevailing interest rates and the availability of and terms of financing to fund our business;

•	liability and other claims asserted against us;

•	labor disturbances, including any resulting from the termination of our collective bargaining agreements;

•	changes in our acquisition and capital expenditure plans;

•	the ability to attract and retain qualified personnel;

•	inflation;

•	demographic changes; and

•	other factors referenced in this prospectus, including those set forth under the caption “Risk Factors.”

      Our forward-looking statements are based on the information currently available to us and speak only as of the date of this prospectus. You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus to conform them to actual results. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors” beginning on page 7.

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      For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

      You should carefully read this prospectus in its entirety. This prospectus contains information that you should consider when making your investment decision.

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PROSPECTUS SUMMARY

      To understand this offering fully and for a more complete description of the legal terms of this offering as well as our company and the securities being sold in this offering, you should read carefully the entire prospectus and the other documents to which we may refer you, including “Risk Factors” and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus and incorporated by reference in this prospectus. References in this prospectus to “Air Group,” “the Company,” “we,” “us” and “our” refer to Alaska Air Group, Inc. and its subsidiaries, unless otherwise specified. Alaska Airlines, Inc. and Horizon Air Industries, Inc. are referred to as “Alaska” and “Horizon,” respectively, and together as our “airlines.”

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our notes or common stock. Except as required by law, we undertake no obligation to update this prospectus for any events occurring after the date of this prospectus.

Our Company

      Alaska Air Group, Inc. is a holding company that was incorporated in Delaware in 1985. Our two principal subsidiaries are Alaska Airlines, Inc. and Horizon Air Industries, Inc. Both subsidiaries operate as airlines, although their business plans, competition, and economic risks differ substantially. Alaska is a major airline, operates an all-jet fleet, and has an average passenger trip length of 967 miles. Horizon is a regional airline, operates jet and turboprop aircraft, and has an average passenger trip length of 332 miles.

      Alaska Airlines, Inc. is an Alaska corporation that was organized in 1932 and incorporated in 1937. Alaska principally serves 39 cities in six western states (Alaska, Washington, Oregon, California, Nevada, and Arizona) and Canada and 7 cities in Mexico. Alaska also provides non-stop service between Seattle and five eastern cities (Washington, D.C., Boston, Miami, Orlando and Newark), between Seattle and Denver, and between Anchorage and Chicago. In each year since 1973, Alaska has carried more passengers between Alaska and the U.S. mainland than any other airline. In 2003, Alaska carried 15.0 million revenue passengers. Passenger traffic within Alaska and between Alaska and the U.S. mainland accounted for 21% of Alaska’s 2003 revenue passenger miles, West Coast traffic (including Canada) accounted for 57%, the Mexico markets 10% and other markets 12%. Based on passenger enplanements, Alaska’s leading airports are Seattle, Portland, Los Angeles, and Anchorage. Based on 2003 revenues, its leading nonstop routes are Seattle-Anchorage, Seattle-Los Angeles, and Seattle-San Diego. At March 31, 2004, Alaska’s operating fleet consisted of 108 jet aircraft.

      Horizon Air Industries, Inc., a Washington corporation, began service in 1981, was incorporated in 1982 and was acquired by Air Group in 1986. It is the largest regional airline in the Pacific Northwest, and serves 39 cities in six states (Washington, Oregon, Montana, Idaho, California and Arizona) and six cities in Canada. In 2003, Horizon carried 4.9 million revenue passengers. Based on passenger enplanements, Horizon’s leading airports are Seattle, Portland, Boise, and Spokane. Based on revenues in 2003, its leading nonstop routes are Seattle-Portland, Seattle-Spokane, Seattle-Boise and Seattle-Vancouver. At March 31, 2004, Horizon’s operating fleet consisted of 18 jet and 46 turboprop aircraft. Horizon flights are listed under the Alaska Airlines designator code in airline computer reservation systems. Additionally, effective January 1, 2004, Horizon began operating regional jet service branded as Frontier Jet Express under a 12-year agreement with Frontier Airlines. Horizon is currently operating nine 70-seat Bombardier CRJ-700 aircraft under the Frontier JetExpress brand, representing approximately 24% of total Horizon capacity and approximately 9% to 10% of total Horizon revenue.

      Alaska and Horizon coordinate their flight schedules to provide service between any two points served by their systems. During the first three months of 2004, 30% of Horizon’s passengers connected to Alaska compared to 31% in all of 2003 and 29% in 2002. We believe that both airlines distinguish themselves from competitors by providing a higher level of customer service in the form of attention to customer needs, advance seat assignments, expedited check-in, well-maintained aircraft, a first-class section aboard Alaska aircraft, and other amenities.

      Our principal executive offices are located at 19300 Pacific Highway South, Seattle, Washington 98188. Our telephone number is (206) 392-5040. Our website address is www.alaskaair.com. Information on our website does not constitute part of this prospectus.

The Notes

Notes Offered	$150,000,000 aggregate original principal amount of Senior Convertible Notes due March 21, 2023. Each note was issued at a price of $1,000 per note and has an original principal amount of $1,000.

Maturity	March 21, 2023.

Cash Interest	The notes bear cash interest at a variable rate of interest on the original principal amount from the issue date, or from the most recent date to which interest has been paid or provided for, until March 21, 2008. During such period, cash interest is payable quarterly in arrears on March 21, June 21, September 21 and December 21 of each year, beginning June 21, 2003, until March 21, 2008. The variable interest rate until June 21, 2003 was 3.79% per annum and commencing June 21, 2003 will be reset quarterly to a rate of 3-month LIBOR plus 2.50% per annum. The variable interest rate will be calculated using the actual number of days elapsed between the variable interest rate reset dates divided by 360.

Variable Principal Amount	Beginning March 21, 2008, the notes will cease bearing cash interest. Instead, from such date the original principal amount of each note will commence increasing daily by the variable yield, which is equal to the variable rate of interest, to produce the variable principal amount. The variable principal amount of a note will compound quarterly, not daily. On the maturity date of the notes, a holder will receive the variable principal amount of a note. The variable yield will be a rate of 3-month LIBOR plus 2.50% per annum and will be reset quarterly. Regardless of the level of 3-month LIBOR, however, the variable yield will not exceed 5.25% per annum. The rate of accrual will be applied to the variable principal amount per note as of the most recent variable yield reset date. The yield will be calculated using the actual number of days elapsed between the variable yield reset dates divided by 360.

Tax Original Issue Discount	Because cash interest is not payable throughout the term of the notes, the notes are considered issued with original issue discount for United States Federal income tax purposes. Accordingly, U.S. holders, as defined herein, generally will be required to include such original issue discount in their gross income for United States Federal income tax purposes based on the variable yield, regardless of the timing of receipt of the related cash payments. See “Certain United States Federal Income Tax Considerations.”

Conversion Rights	A holder may convert a note, in multiples of $1,000 original principal amount, into common stock only if at least one of the conditions described below is satisfied. For each $1,000 original principal amount of notes surrendered for conversion, if the conditions for conversion are satisfied, a holder will receive 38.4615 shares of our common stock or an amount of cash in lieu thereof, as described below. When we refer to “common stock” throughout this prospectus, we include all rights attaching to our common stock under any future stockholder rights plan we may adopt.

Payment in Cash or Stock. In lieu of delivering shares of our common stock upon conversion of all or any portion of our notes, we may elect to pay cash or a combination of cash and shares of our common stock for the notes surrendered. If we elect to pay holders cash for their notes, the payment will be based on the average sale price of our common stock for the five consecutive trading days immediately following either:

• the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

• the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter. See “Description of Notes — Conversion Rights — Generally.”

No Adjustments in Conversion Rate. The conversion rate may be adjusted for certain reasons, but will not be adjusted for increases in the variable principal amount, accrued cash interest or interest payable upon the occurrence of a tax event. Upon conversion, a holder will not receive any cash payment representing increases in the variable principal amount or, subject to certain exceptions, accrued cash interest. Instead, increases in the variable principal amount or accrued cash interest will be deemed paid in full by the shares of common stock (or at our option, cash in lieu thereof) received by the holder on conversion. See “Description of Notes — Conversion Rights — Generally.”

Price-Based Conversion. Holders may surrender notes for conversion into our shares of common stock in any fiscal quarter commencing after June 30, 2003 if, as of the last day of the preceding fiscal quarter, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter was more than 110% of the accreted conversion price per share of common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, as it is as of the date of this prospectus, the notes will be convertible at any time thereafter at the option of the holder, through maturity. The accreted conversion price per share as of any day will equal the original or variable principal amount of a note on that day, as applicable, divided by 38.4615, subject to any adjustments to the conversion rate through that day. See “Description of Notes — Conversion Rights — Conversion Based on Common Stock Price.”

Ratings-Based Conversion. Holders may also surrender their notes for conversion at any time when the credit rating assigned to the notes by either Moody’s or Standard & Poor’s is Caa1 or CCC+, respectively, or lower. This particular conversion right shall only exist so long as, if ever, the notes are rated at or below the foregoing levels by Moody’s or Standard & Poor’s. “See Description of Notes — Conversion Rights — Conversion Based on Credit Ratings.”

Other Conversion. Notes in integral multiples of $1,000 original principal amount called for redemption may be surrendered for conversion until the close of business on the second business day prior to the redemption date. In addition, if we make a distribution to our stockholders with a per share value of more than 15% of the sale price of our common stock on the date immediately preceding the declaration of such distribution, or if we are a party to certain consolidations, mergers or binding share exchanges, notes may be surrendered for conversion, as provided in “Description of Notes — Conversion Rights — Conversion upon Occurrence of Certain Corporate Transactions.” The ability to surrender notes for conversion will expire at the close of business on March 21, 2023.

Ranking	Except to the extent described under “Description of Notes — Security,” the notes are senior unsecured obligations, ranking equal in right of payment to all of our other current and future unsecured and unsubordinated indebtedness, and are effectively subordinated to our current and future secured indebtedness to the extent of the security on such other indebtedness. As of March 31, 2004, we had $1,195.6 million of indebtedness outstanding, of which $1,011.0 million was secured by flight equipment and real property and $34.6 million of which was composed of capital lease obligations. Except for the notes, all of this indebtedness is indebtedness of our subsidiaries, Alaska and Horizon.

The notes are obligations exclusively of Alaska Air Group. We conduct substantially all of our operations through our subsidiaries. Our right to receive any assets of any of our subsidiaries upon its liquidation or reorganization and, as a result, our ability to use such assets to discharge our obligations to the holders of the notes, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. As of March 31, 2004, the liabilities of our subsidiaries were $2,554.5 million.

Guarantees	Our obligations under the notes were not guaranteed at the time of issuance of the notes. In addition, the indenture does not preclude any of our subsidiaries from guaranteeing or pledging any assets to secure the payment of any indebtedness of such subsidiary or any other subsidiary. However, if any of our subsidiaries, directly or indirectly, guarantees any other indebtedness of Alaska Air Group, the indenture requires us to cause such subsidiary to simultaneously execute and deliver a supplemental indenture providing for the guarantee of our obligations under the notes by such subsidiary, which guarantee shall be senior to or equal with such subsidiary’s guarantee of such other indebtedness of Alaska Air Group. See “Description of Notes — Guarantees.”

Security	We were required to purchase and pledge to the trustee under the indenture, as security for the notes and for the benefit of the holders of the notes, approximately $22.3 million of U.S. government securities, which we expect, based on projected 3-month LIBOR rates, will be sufficient upon receipt of scheduled principal and interest payments thereon, to provide for the payment in full of the first twelve scheduled cash interest payments (up to and including the interest payment date on March 21, 2006) on the notes when due. See “Use of Proceeds”. We will also make additional payments to the trustee to ensure that sufficient funds are available to pay cash interest then due on the notes if necessary. We will be responsible for determining the sufficiency of the securities to be pledged. We will engage the trustee as calculation agent to report to Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the initial purchasers, and us the results of agreed upon procedures to verify the mathematical accuracy of our computations. The notes are not otherwise secured. See “Description of Notes — Security.”

Sinking Fund	None.

Redemption of Notes at Our Option	We may redeem for cash all or a portion of the notes at any time on or after March 21, 2006, at redemption prices calculated as described in “Description of Notes — Redemption of Notes at Our Option.”

Purchase of the Notes by Alaska Air Group	Holders may require us to purchase all or a portion of their notes on March 21, 2008, March 21, 2013 and March 21, 2018 at a price equal to the variable principal amount and accrued and unpaid cash interest, if any, on such notes as of the applicable purchase date. We may pay the purchase price in cash or shares of our common stock or in a combination of cash and shares of our common stock. If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares we deliver will be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. See “Description of Notes — Purchase of Notes at the Option of the Holder.”

Change in Control	Upon a change in control of Alaska Air Group, each holder may require us to purchase for cash all or a portion of such holder’s notes at a price equal to the original or variable principal amount, as the case may be, and accrued and unpaid cash interest, if any, on such notes as of the date of change in control. See “Description of Notes — Change in Control Permits Purchase of Notes by Alaska Air Group at the Option of the Holder.”

Optional Conversion to Quarterly Coupon Notes Upon Tax Event	From and after the date of the occurrence of a tax event, as described below, following March 21, 2008, we will have the option to elect, in lieu of having the variable principal amount increase, to have interest accrue and be paid in cash at the variable interest rate per year on a restated principal amount per note equal to the accrued variable principal amount on such note on the date of the tax event or the date on which we exercise such option, whichever is later.

Such interest shall be payable quarterly on the interest payment dates of March 21, June 21, September 21 and December 21 of each year to holders of record at the close of business on the March 7, June 7, September 7 and December 7 immediately preceding the interest payment date. Interest will accrue from the most recent date to which interest, if applicable, has been paid or provided for or, if no interest is payable or has been paid or provided for, from the option exercise date. In the event that we exercise our option to pay interest in lieu of variable principal amount or cash interest, the redemption price, purchase price and change in control purchase price on the notes will be adjusted. However, there will be no change in the holder’s conversion rights. A tax event would be a statutory or interpretative change to current federal tax laws that would impair our ability to deduct the accruals of variable principal amount payable on the notes. See “Description of Notes — Optional Conversion to Quarterly Coupon Notes upon Tax Event.”

DTC Eligibility	The notes were issued in fully registered book-entry form and are represented by one or more permanent global notes without coupons. Global notes were deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company in New York, New York. Beneficial interests in global notes are shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See “Description of Notes — Book-Entry System.”

Trading	We do not intend to list the notes on any national securities exchange. Our common stock is traded on the New York Stock Exchange under the symbol “ALK.”

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling security holder of the notes or the common stock issuable upon conversion of the notes. See “Use of Proceeds.”

RISK FACTORS

      You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in the notes or the shares of common stock issuable upon conversion of the notes. If any of the following risks actually occurs, our business could be harmed. You should refer to the other information set forth in this prospectus, including our consolidated financial statements and related notes included in this prospectus.

Risks Related to the Notes

Our indebtedness could prevent us from fulfilling our obligations under the notes, increase the volatility of our earnings and otherwise restrict our activities.

      We have now and will continue to have for the foreseeable future a significant amount of indebtedness. Due to our high fixed costs, including aircraft lease commitments and debt service, a decrease in revenues results in a disproportionately greater decrease in earnings. As of March 31, 2004, we had approximately $1,195.6 million of indebtedness outstanding, of which $1,011.0 million was secured by flight equipment and real property and $34.6 million of which was composed of capital lease obligations. Except for the notes, all of such indebtedness is indebtedness of our subsidiaries, Alaska and Horizon.

      Our outstanding indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations with respect to these notes;

•	limit our ability to obtain additional financing for funding our growth strategy, capital expenditures, acquisitions, working capital or other purposes;

•	require us to dedicate a material portion of our operating cash flow to fund interest payments on our indebtedness, thereby reducing funds available for other purposes; and

•	limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions, including reacting to any economic slowdown in the airline industry.

      In addition, we have an ongoing need to finance new aircraft deliveries, and there is no assurance that such financing will be available to us in sufficient amounts or on acceptable terms.

We have incurred operating losses in each year since 2000 and may incur substantial operating losses in the future.

      For the three months ended March 31, 2004, we incurred an operating loss of $58.5 million. Prior to that, we incurred operating losses of $17.5 million, $93.2 million and $126.3 million for the years ended December 31, 2003, 2002 and 2001, respectively. The inability to achieve or sustain profitability may hinder our ability to honor the notes and our existing obligations as they become due, to obtain future equity or debt financing or to do so on economical terms and to sustain and expand our business.

The interest rate and variable yield on the notes cannot be determined at this time and may be lower than the yield on a fixed-rate debt security of comparable maturity.

      The interest rate and the variable yield on the notes are based on 3-month LIBOR, as defined in this prospectus under “Description of Notes — LIBOR.” The interest rate (until March 21, 2008) and the variable yield (after March 21, 2008) will be reset every three months. Therefore the interest rate and the variable principal amount of a note at maturity cannot be determined at this time. At March 31, 2004, the 3-month LIBOR was 1.11% per annum. The amount we pay you may be less than the return you could earn on other investments, including a fixed-rate debt security of comparable maturity. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The notes are unsecured and are effectively subordinated to our secured indebtedness.

      Except for a limited amount of collateral consisting of approximately $22.3 million of U.S. government securities, which are intended to provide security for the payment of cash interest on the notes for the first three years and which we expect to use towards payment of the first twelve scheduled cash interest payments on the notes when due, the notes are senior unsecured obligations, ranking equal in right of payment to all of our other current and future senior unsecured and unsubordinated indebtedness, and are effectively subordinated to our current and future secured indebtedness to the extent of the security on such other indebtedness. As of March 31, 2004, including the notes, we had $1,195.6 million of indebtedness outstanding, of which $1,011.0 million was secured by flight equipment and real property and $34.6 million of which was composed of capital lease obligations. Other than the notes, all of such indebtedness is indebtedness of our subsidiaries, Alaska and Horizon.

      In the event of any distribution or payment of our assets in any foreclosure, dissolution, winding-up, liquidation, reorganization, or other bankruptcy proceeding, holders of secured indebtedness will have prior claim to those of our assets that constitute their collateral. Except as described in this prospectus under “Description of the Notes — Security,” holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing events, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of notes may receive less, ratably, than holders of secured indebtedness.

The notes are structurally subordinated. This may affect your ability to receive payments on the notes.

      The notes are obligations exclusively of Alaska Air Group. We conduct substantially all of our operations through our subsidiaries. Except for future financing obtained by Alaska Air Group, we will not have any material cash flows independent of our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations. Although we have not yet determined how each payment of principal or interest due will be funded in the future, we anticipate that these payments will be funded either by dividends, distributions, loans, advances or other payments from our subsidiaries or through new borrowings or financings by Alaska Air Group. Any such payments by our subsidiaries to us could be subject to statutory or contractual restrictions. Currently, the only contractual restrictions are contained in Alaska Airlines’ $150 million credit facility, which requires maintenance of specific levels of net worth, maintenance of certain debt and leases to net worth leverage and fixed charge coverage ratios, and limits on investments, lease obligations, sales of assets, and additional indebtedness. Such provisions limit the amount of funds Alaska Airlines can distribute to Alaska Air Group. As of March 31, 2004, $49.3 million was available to distribute to Alaska Air Group via dividend without violating the covenants in Alaska Airlines’ credit facility. The notes do not restrict the ability of our subsidiaries to enter into additional agreements limiting or prohibiting the distribution of earnings, loans or other payments to Alaska Air Group.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization and, as a result, our ability to use those assets to discharge our obligations to the holders of the notes, are effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. As of March 31, 2004, the liabilities of our subsidiaries were $2,554.5 million. The notes do not restrict the ability of our subsidiaries to incur additional indebtedness. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to indebtedness held by us.

We may not have the ability to raise the funds necessary to finance the change in control purchase or the purchase at the option of the holder.

      On specified dates and upon the occurrence of specific kinds of change in control events, holders of notes may require us to purchase their notes. However, it is possible that we would not have sufficient funds at that time to make the required purchase of notes. In addition, agreements to which we may be a party may restrict or prohibit such a payment. Currently, the only such restrictions are contained in Alaska Airlines’ $150 million credit facility, which contains financial covenants that may limit the amount of funds it can distribute to Alaska Air Group. Further, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See “Description of Notes — Purchase of Notes at the Option of the Holder” and “Description of Notes — Change in Control Permits Purchase of Notes by Alaska Air Group at the Option of the Holder.”

There is no public market for the notes, and the transfer of the notes will be restricted.

      There has been no trading market for the notes prior to the offering. Although the initial purchasers of the notes have advised us that they intend to make a market in the notes, they are not obligated to do so. The initial purchasers could stop making a market in the notes at any time without notice. Accordingly, no market for the notes may develop, and any market that develops may not last. We do not intend to apply for listing of the notes on any securities exchange or other stock market.

      Even after we have registered the notes and the shares of underlying common stock, we will have the right, pursuant to the registration rights agreement, to suspend the use of the shelf registration statement in certain circumstances. In the event of such a suspension, you would not be able to sell any notes or shares of common stock issuable upon conversion of the notes.

A downgrade in our corporate credit rating may indicate a decline in our business and in our ability to make interest or principal payments on the notes.

      On March 14, 2003, the senior implied rating for Alaska Air Group was downgraded from Ba3 to B1 by Moody’s. On September 4, 2003, Standard & Poor’s announced that it lowered the corporate credit rating from BB to BB- with a commensurate reduction in other ratings. The initial ratings assigned by the rating agencies to the notes were B3 and B+ by Moody’s and Standard & Poor’s, respectively. As of September 4, 2003, the ratings for the notes were B3 and B by Moody’s and Standard & Poor’s, respectively. We cannot assure you that our corporate credit ratings or the ratings of the notes will not decline in the future. If any of our ratings decline, this may indicate a decline in our business and may affect the trading prices, if any, of the notes and our common stock.

Risks Related to Our Business

      Our operations and financial results are subject to various uncertainties, such as global and industry instability, intense competition, volatile fuel prices, a largely unionized labor force, the need to finance large capital expenditures, government regulation, potential aircraft incidents and general economic conditions.

The airline industry is highly competitive and subject to rapid environmental change. We may be unable to compete effectively against other airlines with greater financial resources or lower operating costs, or to adjust rapidly enough in the event the basis of competition in our markets changes.

      The airline industry is highly competitive as to fares, flight frequency, frequent flyer benefits, routes and service. The industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. We currently compete with one or more other airlines on substantially all of our routes. Many of these airlines are larger and have significantly greater financial resources and name recognition or lower operating costs than our company. Some of these competitors have chosen from time to time to add service, reduce their fares or both, in our markets. We may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve.

      Our strategy is to focus on serving a few key markets, including Seattle, Portland, Los Angeles and Anchorage. Significant portions of our flights occur to and from our Seattle hub. In 2003, traffic to and from Seattle accounted for 62% of 2003 traffic. We believe that concentrating our service offerings in this way assists us to maximize our investment in personnel, aircraft and ground operations, as well as to gain greater advantage from sales and marketing efforts in these regions. As a result, we remain highly dependent upon our key markets. Our business would be harmed by any circumstances causing a reduction in demand for air transportation in our key markets, such as adverse changes in local economic conditions, negative public perception of a key market and significant price increases linked to increases in airport access costs and fees imposed on passengers. An increase in competition in our key markets could also cause us to reduce fares or take other competitive measures that harm our operating results.

      Many airlines, including ours, have marketing alliances with other airlines. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. Internet distribution arrangements either in conjunction with other airlines or with independent travel websites are also becoming an important means for selling airline travel. Any consolidation or significant alliance activity within the airline industry, or our loss of key alliance or distribution relationships, could result in our competitors having access to increased route networks and resources, which, in turn, would increase the risks of competition described above.

      The airline industry, particularly the regional airlines, also faces competition from ground transportation alternatives, such as the bus, train or automobile. Video teleconferencing and other methods of electronic communication may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

Weakness in the general economy, and in the airline industry in particular, could have an adverse effect on our business.

      We believe that airline traffic, including business traffic, is particularly sensitive to changes in economic growth and expectations. Weak economic growth contributed to the airline industry suffering significant losses in 2001, 2002 and the first half of 2003. During 2002, both US Airways and United Airlines filed for bankruptcy. Because airlines operating under bankruptcy protection receive increased flexibility to reduce their costs by voiding contracts and renegotiating existing business obligations, current and future airline bankruptcies could have a substantial impact on industry competition. In the event airlines who have received bankruptcy protection choose to apply some or all of the cost savings they obtain toward reduced fares, bankruptcy by airlines who compete with us may cause us to reduce our fares and result in a substantial reduction in revenue and operating margin. Continued weakness in the airline industry may also result in additional industry consolidation, greater reliance on industry alliances, such as code sharing and frequent flyer reciprocity arrangements, and increased price competition among existing carriers, each of which could dramatically alter the competitive environment in the markets we serve and harm our operating results. Continued weak economic performance in the airline industry may also result in a further reduction in our credit rating and make it more difficult for us to raise capital on economical terms. Any general reduction in airline passenger traffic as a result of a soft economy would harm our business.

We rely heavily on automated systems to operate our business and any failure of these systems could harm our business.

      We depend on automated systems to operate our business, including our computerized airline reservation system, our telecommunication systems and our website. We also issue a substantial number of our tickets to passengers as electronic tickets. We depend on our computerized reservation system to be able to issue, track and accept these electronic tickets. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and could cause our customers to purchase tickets from another airline. Any disruption in these systems could result in the loss of important data, increase our expenses and generally harm our business.

The September 11, 2001 terrorist attacks negatively impacted our industry and our business and further threatened or actual terrorist attacks, or other hostilities involving the U.S., may significantly harm our industry and our business in the future.

      The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry, including our company. Since a substantial portion of airline travel, for both business and leisure, is discretionary, further terrorist activity connected with air travel, or the threat of further terrorist activity, could result in travelers canceling or deferring their plans for air travel and have a material adverse effect on our revenues. In the fourth quarter of 2001, the temporary shutdown of domestic passenger air travel and reduced demand for air travel led Alaska to reduce its flight schedule by approximately 13% and Horizon to reduce its flight schedule by approximately 20%. Because a substantial portion of our costs are fixed in the short term, however, we were unable to offset the reduction in customer demand through cost savings, and operating results were harmed to a proportionately greater degree. Additional terrorist attacks, the fear of such attacks or other hostilities involving the U.S. could have a further significant negative impact on the airline industry, including us, and could:

•	result in a grounding of commercial air traffic by the FAA,

•	significantly reduce passenger traffic and yields due to a potentially dramatic drop in demand for air travel,

•	increase security and insurance costs,

•	increase fuel costs and the volatility of fuel prices,

•	make it more difficult for us to obtain war risk or other insurance, and

•	increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats.

If we are unable to meet our cost reduction goals, our results of operations and financial condition may suffer.

      We, along with other airlines, have announced aggressive cost reduction goals that are an important part of our business strategy. The aim of these cost reduction initiatives is to improve our profitability without requiring a substantial increase in current fares and to better position us to be able to grow our business and take advantage of market opportunities. We believe that we have already implemented initiatives that will reduce our annual operating costs by approximately $80 million and plan on achieving approximately $230 million in additional savings through a combination of additional product and other cost-management initiatives, market-based wage adjustments, a common health and retirement benefits package for every work group, and work rule changes focusing on greater efficiency in operations. Although we plan to work cooperatively with labor groups and employees to achieve these targets, operating changes are not yet in place to generate this level of cost savings. We cannot be certain that we will be able to implement changes in our operations sufficient to generate this level of savings, or that if such changes are implemented, that forecasted savings will be achieved. In the event that we are unable to achieve our cost reduction goals, or our efforts prove less successful than those of our competitors, our results of operations will likely be below our own expectations and may be below those of outside financial analysts, and our financial condition may be harmed.

Our quarterly results can fluctuate substantially.

      The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, aircraft fuel, debt service and rent. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing has a disproportionate effect on an airline’s operating and financial results. Accordingly, a minor shortfall in expected revenue levels could cause a disproportionately negative impact on our operating results. In addition to passenger loads, factors that could cause our quarterly operating results to vary include:

•	the timing and success of our growth plan as we increase flights in existing markets and enter new markets,

•	changes in fuel, security and insurance costs,

•	increases in personnel, marketing, aircraft ownership and other operating expenses to support our anticipated growth, and

•	the timing and amount of maintenance expenditures.

      In addition, seasonal variations in traffic, various expenditures and weather affect our operating results from quarter to quarter. We tend to experience the highest levels of traffic and revenue during the third quarter of each year. Given our high proportion of fixed costs, seasonality can affect our profitability from quarter to quarter. Many of our areas of operations experience bad weather conditions in the winter, causing increased costs associated with deicing aircraft, canceled flights and accommodating displaced passengers. Due to our geographic area of operations, we can be more susceptible to adverse weather conditions than some of our competitors, who may be better able to spread weather-related risks over larger route systems.

      Due to the factors described above, as well as other risk factors described in this Form S-3, quarter-to-quarter comparisons of our operating results may not be good indicators of our future performance. In addition, it is possible that in any future quarter our operating results could be below the expectations of investors and any published reports or analyses regarding our company. In that event, the price of our common stock could decline, perhaps substantially.

Many of our employees are covered by collective bargaining agreements. A failure to negotiate new agreements, or to do so on terms competitive with the labor costs and practices of our competitors, could disrupt our business and increase our costs.

      As of December 31, 2003, labor unions represented 84% of Alaska’s and 43% of Horizon’s employees. Alaska is currently in negotiations with the International Association of Machinists and Aerospace Workers union, which represents its ramp service and stock clerk work group. Labor costs generally are a significant component of our total expenses, comprising 37% of our operating expenses during the three months ended March 31, 2004 and 38% of our total operating expenses in 2003. Each of our different employee groups may require separate collective bargaining agreements, and may make demands that would increase our operating expenses and adversely affect our profitability. If we were unable to reach agreement on the terms of any collective bargaining agreement with any group of our employees or we were to experience widespread employee dissatisfaction, we could be subject to work slowdowns or stoppages. We could also become subject to protests or picketing by organized labor groups representing our employees. Any of these events would be disruptive to our operations and could harm our business. In the event any agreement we reach with an organized labor group requires us to pay wages or to incur costs that are materially higher than those we currently pay or we are unable to fully offset such increased costs through fare increases, our expenses would increase and our operating margin would be harmed.

Our business, financial condition and results of operations are substantially exposed to the current high prices and variability of jet fuel. Further increases in jet fuel costs would harm our business.

      Fuel costs constitute a significant portion of our total operating expenses, comprising 16.4% of total operating expenses during the three months ended March 31, 2004 and 14.8% in all of 2003 and 13.1% in 2002. Significant increases in fuel costs would harm our financial condition and results of operations. We estimate that during the three months ended March 31, 2004, and during the year ended December 31, 2003, a one-cent increase or decrease in the price per gallon of fuel expense would have increased our fuel expenses by $0.9 million and $3.9 million, respectively. Average fuel prices during 2003 were 11.8 cents higher than in 2002 and have continued to increase during the first three months of 2004.

      Historically, fuel costs have been unpredictable and subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage, higher fuel prices or the curtailment of scheduled service could result. Some of our competitors may have more leverage in obtaining fuel. We may be unable to offset increases in the price of fuel through higher fares. We utilize our fuel hedges or a form of insurance against significant increases in fuel prices. To hedge our exposure to fuel price fluctuations, we began purchasing primarily crude oil call options during 2000. At March 31, 2004, we had crude oil options in place to hedge approximately 40%, 38% and 7% of our expected fuel consumption in 2004, 2005 and 2006, respectively, at prices ranging from $27 to $29 per crude oil barrel. Even with hedges, we are substantially exposed to increases in jet fuel costs.

Our insurance costs have increased substantially as a result of the September 11, 2001 terrorist attacks, and further increases in insurance costs would harm our business, financial condition and results of operations.

      Following the September 11, 2001 terrorist attacks, aviation insurers dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons other than passengers for claims resulting from acts of terrorism, war or similar events to $50 million per event and in the aggregate. In light of this development, under the Air Transportation Safety and System Stabilization Act, the Homeland Security Act of 2002, and the Emergency Wartime Supplemental Appropriations Act of 2003, the government is currently offering domestic airlines either (i) third-party liability war risk coverage above $50 million, or (ii) in lieu of commercial war risk insurance, full hull and comprehensive insurance and third-party liability war risk coverage. This coverage provides for the same limits of hull and comprehensive insurance and twice the limits of third-party liability insurance carried by the airline on September 11, 2001.

      Aviation insurers could increase their premiums even further in the event of additional terrorist attacks, hijackings, airline accidents or other events adversely affecting the airline industry. Furthermore, the full hull, comprehensive third-party war risk insurance provided by the government is mandated through August 31, 2004 with the possibility of an extension through December 31, 2004. While the government may extend the deadline for when it will stop providing such coverage, we cannot be certain that any extension will occur, or if it does, how long the extension will last. It is expected that should the government stop providing such coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government. Significant increases in insurance premiums would adversely impact our business, financial condition and results of operations.

Changes in government regulation imposing additional requirements and restrictions on our operations could increase our operating costs and result in service delays and disruptions.

      Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the Department of Transportation and the Federal Aviation Administration have issued regulations, relating to the operation of airlines that have required significant expenditures. For example, on November 19, 2001, the President signed into law the Aviation and Transportation Security Act (the Security Act). This law federalizes substantially all aspects of civil aviation security and requires among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax, with authority granted to the TSA to impose additional fees on the air carriers if necessary to cover additional federal aviation security costs. Implementation of the requirements of the Security Act will result in increased costs for our company and our passengers. In addition to increased costs, the security measures required to be implemented under the Security Act as well as additional security measures issued by the Federal Aviation Administration have on occasion resulted in a longer check-in process for passengers and caused delays and disruptions in airline service, which has led to customer frustration and may reduce the demand for airline travel. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs.

Our reputation and financial results could be harmed in the event of an airline accident or incident.

      An accident or incident involving one of our aircraft, such as the loss of Flight 261 off the coast of California in January 2000, could involve a significant loss of life and result in a loss of faith in our airlines by the flying public. In addition, we could experience significant potential claims from injured passengers and surviving relatives, as well as costs for the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. Airlines are required by the Department of Transportation to carry liability insurance. Although we believe we currently maintain liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured and even if it does not involve one of our airlines, could cause a public perception that our airlines or the equipment they fly are less safe or reliable than other transportation alternatives, which would harm our business.

Our operations are often affected by factors beyond our control, including traffic congestion at airports, weather conditions and increased security measures, any of which could harm our operating results, financial condition and results of operations.

      Like other airlines, our operations are subject to delays caused by factors beyond our control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn affect our profitability. During periods of fog, snow, rain, freezing rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Due to our geographic area of operations, we believe our operations are more susceptible to adverse weather conditions than many of our competitors. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm our financial condition and results of operations.

Our failure to successfully expand our business could harm our financial condition and results of operations.

      A part of our current profitability strategy involves increasing the frequency of flights in markets we currently serve, expanding the number of markets served and increasing flight connection opportunities. We believe that growth will allow us to achieve additional economies of scale and to manage unit costs. Increasing the number of markets we serve depends on our ability to access suitable airports, facilities and, in some cases, regulatory approvals in targeted markets. Any condition that would deny, limit or delay access to airports, facilities or approvals would constrain our ability to grow. In addition, successful growth depends on our ability to maintain yields and load factors at profitable levels. Inadequate revenues in new markets may require us to revise our current growth strategy. We cannot be certain that we will be able to successfully expand our existing markets or establish new markets, and the failure to do so could harm our business and results of operations.

If Alaska fails to comply with financial covenants, some of its financing agreements may be terminated.

      Alaska is required to comply with specific financial covenants in certain agreements, primarily its $150 million revolving credit facility. We cannot ensure that Alaska will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs. Alaska’s inability to comply with the required financial maintenance covenants or provisions could result in default under these financing agreements and would result in a cross default under Alaska’s other financing agreements. In the event of any such default and our inability to obtain a waiver of the default, all amounts outstanding under the agreements could be declared to be immediately due and payable. If Alaska did not have sufficient available cash to pay all amounts that became due and payable, Air Group or Alaska would have to seek additional debt or equity financing, which may not be available on acceptable terms, or at all. If such financing were not available, Alaska would have to sell assets in order to obtain the funds required to make accelerated payments or risk its aircraft becoming subject to repossession, which could harm our business.

Our business could be harmed if we are unable to attract and retain qualified personnel at reasonable costs.

      Our business is labor intensive, with labor costs representing 37% of our operating expenses for the three months ended March 31, 2004 and 38% for the year ended December 31, 2003. We expect salaries, wages and benefits to increase on a gross basis and that these costs could increase as a percentage of our overall costs, which could harm our business. We compete against the major U.S. airlines for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost or if we lose the services of key personnel, we may be unable to grow or sustain our business and our operating results and business prospects could be harmed. We may also have difficulty replacing management or other key personnel who leave and, therefore, the loss of any of these individuals could harm our business.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling security holder of the notes or the common stock issuable upon conversion of the notes.

      Net proceeds to us from the offering of the notes in March 2003 totaled $144.9 million. We used approximately $22.3 million of the net proceeds to acquire U.S. government securities that are pledged to the trustee for the notes as security for the payment of cash interest on the notes for the first three years and which we have been and expect to continue to use to cover the interest payments on the notes for such period. Approximately $17.0 million of such restricted proceeds were outstanding at March 31, 2004. In 2003, we made a capital contribution of the remaining net proceeds from the sale of the notes to Alaska Airlines. Alaska Airlines has used these remaining proceeds for working capital requirements and expects in the future to continue to use these remaining proceeds for working capital requirements such as fuel, rent, maintenance or payroll costs as well as other purposes, which may include acquisition of aircraft and other capital assets, repayment of debt and maintenance of desired cash balances.

RATIO OF EARNINGS TO FIXED CHARGES

      The table below sets forth our earnings to fixed charges on a consolidated, historical basis for each of the periods indicated:

	March 31,		Year Ended December 31,

	2004	2003	2003	2002	2001	2000	1999

			(In thousands, except ratios)
Earnings:
Income (loss) before income tax expense	$(66,200)	$(87,900)	$29,000	$(101,800)	$(63,515)	$(26,905)	$213,003
Less: Capitalized interest	(295)	(786)	(2,336)	(2,646)	(10,612)	(17,684)	(12,632)
Add:
Interest on indebtedness	12,040	11,158	47,508	46,261	47,429	36,046	16,339
Amortization of debt expense	307	221	1,103	815	703	330	440
Amortization of capitalized interest	1,199	1,210	4,990	4,993	5,013	4,736	4,663
Portion of rent under long-term operating leases representative of an interest factor	25,848	22,951	96,026	91,356	84,161	80,303	82,505

Earnings available for fixed charges	$(27,101)	$(53,146)	$176,291	$38,979	$63,179	$76,836	$304,318

Fixed Charges:
Interest	$12,040	$11,158	$47,508	$46,261	$47,429	$36,046	$16,339
Amortization of debt expense	307	221	1,103	815	703	330	440
Portion of rent under long-term operating leases representative of an interest factor	25,848	22,951	96,026	91,356	84,161	80,313	82,505

Total Fixed Charges	$38,195	$34,330	$144,637	$138,432	$132,293	$116,689	$99,284

Ratio of Earnings to Fixed Charges	—	—	1.22	—	—	—	3.07

Coverage Deficiency	$65,296	$87,476	—	$99,453	$69,114	$39,853	—

      For the purposes of computing this ratio, earnings represent net income before fixed charges and income taxes, adjusted to exclude capitalized interest. Fixed charges represent interest on indebtedness, a portion of rent under long-term operating leases that represents an interest factor and amortized expenses related to long-term debt.

DESCRIPTION OF NOTES

      The Senior Convertible Notes due 2023, or the notes, were issued under an indenture, dated March 21, 2003, between us, as issuer, and U.S. Bank National Association, as trustee. The following summarizes the material provisions of the notes. The following description does not purport to be complete and is subject to, and qualified by reference to, all of the provisions of the indenture and the notes, including the definitions of certain terms used in the indenture or the notes. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated herein by reference. A copy of the indenture is available as set forth below under “Where You Can Find More Information.” As used in this description of notes, the words “we,” “us,” “our” or “Alaska Air Group” refer only to Alaska Air Group, Inc. and do not include any current or future subsidiary of Alaska Air Group, Inc.

General

      We issued $150,000,000 aggregate principal amount of the notes in a private placement in March 2003. The notes mature on March 21, 2023. The original principal amount, and the issue price, of each note is $1,000. The notes will be payable at the principal corporate trust office of the paying agent, which is an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York.

      The notes bear cash interest at a variable rate of interest, which we describe below, on the original principal amount from the issue date, or from the most recent date to which interest has been paid or provided for, until March 21, 2008. During such period, cash interest will be payable quarterly in arrears on March 21, June 21, September 21 and December 21, commencing on June 21, 2003, to holders of record at the close of business on the March 7, June 7, September 7 and December 7 immediately preceding such interest payment date. Each payment of cash interest on the notes includes interest accrued through the day before the applicable interest payment date (or purchase, redemption or, in certain circumstances, conversion date, as the case may be). Any payment required to be made on any day that is not a business day is made on the next succeeding business day, provided that if such date is a maturity date no additional interest will accrue.

      The variable interest rate until June 21, 2003 was 3.79% per annum and commencing June 21, 2003 will be reset quarterly to a rate of 3-month LIBOR plus 2.50% per annum. The variable interest rate is reset each March 21, June 21, September 21 and December 21, commencing June 21, 2003. If any variable interest rate or variable yield reset date would otherwise be a day that is not a business day, that reset date is postponed to the next succeeding business day, except if that business day falls in the next succeeding calendar month, that reset date is the immediately preceding business day. The variable interest rate is calculated using the actual number of days elapsed between the variable interest rate reset dates divided by 360. If interest is not paid when due on any cash interest payment date, such unpaid interest will start accruing at the new variable interest rate in effect following such cash interest payment date.

      Beginning March 21, 2008, the notes cease bearing cash interest. Instead, from such date the original principal amount of each note increases daily by the variable yield, which is equal to the variable rate of interest, to produce the variable principal amount. The variable principal amount compounds quarterly, not daily. On the maturity date of the notes, a holder receives the variable principal amount of a note. The variable yield is a rate of 3-month LIBOR plus 2.50% per annum and is reset quarterly. Regardless of the level of 3-month LIBOR, however, the variable yield will not exceed 5.25% per annum. The variable yield is reset each March 21, June 21, September 21 and December 21, commencing March 21, 2008. The rate of accrual is applied to the variable principal amount per note as of the most recent variable yield reset date. The variable yield is calculated using the actual number of days elapsed between the variable yield reset dates divided by 360.

      Because cash interest is not payable throughout the term of the notes, the notes will be considered issued with original issue discount for United States federal income tax purposes. Accordingly, U.S. holders (as defined herein) generally are required to include such original issue discount in their gross income for United States federal income tax purposes based on the variable yield, regardless of the timing of receipt of the related cash payments. See “Certain United States Federal Income Tax Considerations.”

      Maturity, conversion, purchase by us at the option of a holder or redemption of a note at our option will cause the variable yield and cash interest, if any, to cease to accrue on such note. We may not reissue a note that has matured or been converted, purchased by us at the holder’s option, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such note.

      Notes may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the trustee. No service charge will be made for any registration of transfer or exchange of notes. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

      The indenture does not limit the amount of other indebtedness or securities that may be issued by us or any of our subsidiaries. The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of senior debt or the repurchase of our securities (other than the notes). The indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control except to the extent described under “Description of Notes — Change in Control Permits Purchase of Notes by Alaska Air Group at the Option of the Holder.”

LIBOR

      U.S. Bank National Association, as calculation agent, will determine 3-month LIBOR on the second London banking day preceding the related reset date, which we refer to as the rate/yield determination date.

      “3-month LIBOR” means, as of any reset date:

(a) the blended rate for 3-month deposits in United States dollars commencing on such date that appears on the Moneyline Telerate Page 3750 as of 11:00 A.M., London time, on the related rate/yield determination date, or

(b) if fewer than two source rates are used to calculate the blended rate, or no rate appears on the particular rate/yield determination date on the Moneyline Telerate Page 3750, the rate calculated as the arithmetic mean of at least two offered quotations obtained by the calculation agent after requesting the principal London offices of each of four major reference banks in the London interbank market to provide the calculation agent with its offered quotation for deposits in United States dollars for the period of three months, commencing on the related reset date, to prime banks in the London interbank market at approximately 11:00 A.M., London time, on that rate/yield determination date and in a principal amount that is representative for a single transaction in United States dollars in that market at that time, or

(c) if fewer than two offered quotations referred to in clause (b) are provided as requested, the rate calculated as the arithmetic mean of the rates quoted at approximately 11:00 A.M., New York time, on the particular rate/yield determination date by three major banks in New York City selected by the calculation agent for loans in United States dollars to leading European banks for a period of three months and in a principal amount that is representative for a single transaction in United States dollars in that market at that time, or

(d) if the banks so selected by the calculation agent are not quoting as mentioned in clause (c), the current LIBOR in effect from the previous rate/yield determination date.

      For purposes of clauses (b) and (c) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upward.

      “Moneyline Telerate Page 3750” means the display on Moneyline Telerate (or any successor service) on such page (or any other page as may replace such page on such service) for the purpose of displaying the London interbank rates of major banks for United States dollars.

      “London banking day” means a day on which commercial banks are open for business, including dealings in United States dollars, in London.

      “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in New York City.

Methods of Receiving Payments on the Notes

      Each installment of quarterly interest on any note is paid in same-day funds by transfer to an account maintained by the payee located inside the United States, if the trustee shall have received proper wire transfer instructions from such payee not later than the related regular record date or accrual date, as the case may be, or, if no such instructions have been received, by check drawn on a bank in New York City mailed to the payee at its address set forth on the registrar’s books.

Paying Agent and Registrar for the Notes

      The trustee is the paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the notes, and we or any of our subsidiaries may act as paying agent or registrar.

Ranking of the Notes

      Except to the extent described under “Description of Notes — Security”, the notes are senior unsecured obligations, rank equally in right of payment to all of our other current and future unsecured and unsubordinated indebtedness, and are effectively subordinated to our current and future secured indebtedness to the extent of the security on such other indebtedness. As of March 31, 2004, we had $1,195.6 million of indebtedness outstanding, of which $1,011.0 million was secured by flight equipment and real property and $34.6 million of which was composed of capital lease obligations. Except for the notes, all of such indebtedness is indebtedness of our subsidiaries, Alaska Airlines and Horizon Air.

      The notes are obligations exclusively of Alaska Air Group. We conduct substantially all of our operations through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depend upon the earnings and the distribution of earnings, loans or other payments by our subsidiaries to us. Payments to us by our subsidiaries will be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and, as a result, our ability to use such assets to discharge our obligations to the holders of the notes, are effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. As of March 31, 2004, the liabilities of our subsidiaries were $2,554.5 million. See “Risk Factors — The notes are structurally subordinated. This may affect your ability to receive payments on the notes.”

Security

      We purchased and pledged to the trustee as security for the notes and for the benefit of the holders of the notes (and not for the benefit of our other creditors), U.S. government securities which, through the scheduled payment of principal and interest in accordance with their terms, provide cash in an amount that we expect will be sufficient to pay in full the first twelve scheduled cash interest payments (up to and including the cash interest payment due on March 21, 2006) on the notes when due. Since the notes bear cash interest at a variable rate of interest, at the time we purchase the U.S. government securities, we were not able to calculate exactly our first twelve scheduled cash interest payment obligations. Instead, we purchased an amount of U.S. government securities that provide cash in an amount that we expect, based on projected 3-month LIBOR rates over the relevant period, will be sufficient to meet these obligations.

      We used approximately $22.3 million of the net proceeds from the offering to acquire such U.S. government securities. We are responsible for determining the sufficiency of the U.S. government securities to be purchased and pledged. We have engaged the trustee as calculation agent to report to Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative of the initial purchasers, and us, the results of agreed-upon procedures to verify the mathematical accuracy of our computations.

      The U.S. government securities are pledged by us to the trustee for the benefit of the holders of the notes and are held by the trustee in a pledge account. Immediately prior to a cash interest payment date, the trustee will release from the pledge account proceeds that we have calculated to be sufficient to pay interest due on the notes on such cash interest payment date. Since the notes bear cash interest at a variable rate of interest, the principal and interest we receive from our purchase of the U.S. government securities may be greater or less than our obligations on any specific cash interest payment date. If the principal and interest received on the U.S. government securities is less than the interest payable on the notes, the shortfall will become a general unsecured obligation of ours and we will meet the shortfall by providing the trustee with additional funds from sources other than the pledge account to ensure that sufficient funds are available to pay such cash interest in full on such cash interest payment date. The existence of any such shortfall will not constitute an event of default under the indenture. However, subject to the grace periods provided by the indenture, a failure to pay cash interest on the notes when due through the first twelve scheduled cash interest payment dates will constitute an event of default under the indenture. If the principal and interest received on the U.S. government securities is greater than the interest payable on the notes, the excess will be retained by the trustee in the pledge account and applied toward future cash interest payment obligations on the notes.

      The pledged U.S. government securities in the pledge account secures the repayment of the original principal amount of the notes. If prior to March 21, 2006:

•	an event of default under the notes or the indenture occurs and is continuing; and

•	the trustee or the holders of 25% in aggregate original principal amount of the notes accelerate the notes by declaring the original principal amount of the notes to be immediately due and payable (by written consent, at a meeting of note holders or otherwise), except for the occurrence of an event of default relating to our bankruptcy, insolvency or reorganization, upon which the notes will be accelerated automatically, then the proceeds from the pledged U.S. government securities will be promptly released for payment to note holders, subject to the automatic stay provisions of bankruptcy law, if applicable. Distributions from the pledge account will be applied (after payment of amounts owed to the trustee under the pledge agreement and the indenture):

•	first, to any accrued and unpaid cash interest on the notes; and

•	second, to the extent available, to the repayment of a portion of the original principal amount of the notes.

      However, if any event of default is cured prior to the acceleration of the notes by either the trustee or holders of the notes referred to above, the trustee and the holders of the notes are not able to accelerate the notes as a result of the event of default.

      For example, if the first two cash interest payments were made when due but the third cash interest payment was not made when due and the note holders promptly exercised their right to declare the original principal amount of the notes to be immediately due and payable, then, assuming automatic stay provisions of bankruptcy law are inapplicable and the proceeds from the pledged U.S. government securities are promptly distributed from the pledge account, after payment of amounts owed to the trustee under the pledge agreement and the indenture,

•	an amount equal to the cash interest payment due on the third cash interest payment would be distributed from the pledge account as accrued interest; and

•	the balance of the proceeds in the pledge account would be distributed as a portion of the original principal amount of the notes.

      In addition, note holders would have an unsecured claim against us for the remainder of the original principal amount of their notes.

      Once we make the first twelve scheduled cash interest payments on the notes, all of the remaining pledged U.S. government securities and cash, if any, in the pledge account will be released to us and thereafter interest on the notes will be unsecured. At such time the pledge agreement will automatically terminate.

Guarantees

      Our obligations under the notes were not guaranteed at the time of issuance of the notes. In addition, the indenture does not preclude any of our subsidiaries from guaranteeing or pledging any assets to secure the payment of any indebtedness of such subsidiary or any other subsidiary. However, if any of our subsidiaries, directly or indirectly, guarantees any other indebtedness of Alaska Air Group, the indenture requires us to cause such subsidiary to simultaneously execute and deliver a supplemental indenture providing for the guarantee of our obligations under the notes by such subsidiary, which guarantee shall be senior to or equal with such subsidiary’s guarantee of such other indebtedness of Alaska Air Group.

Conversion Rights

     Generally

      A holder may convert a note, in multiples of $1,000 original principal amount, into common stock only if at least one of the conditions described below is satisfied. In addition, a holder may convert a note until the close of business on the second business day prior to the redemption date if we call a note for redemption. A note for which a holder has delivered a purchase notice or a change in control purchase notice requiring us to purchase the note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

      The initial conversion rate is 38.4615 shares of common stock per $1,000 original principal amount of each note, subject to adjustment upon the occurrence of certain events described below. A holder of a note otherwise entitled to a fractional share will receive cash equal to the applicable portion of the then current sale price of our common stock on the trading day immediately preceding the conversion date. Upon a conversion, we will have the option to deliver cash or a combination of cash and shares of our common stock as described below. The ability to surrender notes for conversion will expire at the close of business on March 21, 2023.

      To exercise its conversion right, a holder must:

•	complete and manually sign a conversion notice, a form of which is on the back of the note, and deliver the conversion notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

•	if required, pay all transfer or similar taxes.

      On conversion of a note, a holder will not receive any cash payment of interest representing the increases in the variable principal amount or, except as described below, accrued cash interest. Delivery to the holder of the full number of shares of common stock (or, at our option, cash in lieu thereof) into which $1,000 original principal amount of the note is convertible, together with any cash payment of such holder’s fractional shares, will be deemed:

•	to satisfy our obligation to pay the original principal amount of the note; and

•	to satisfy our obligation to pay increases in the variable principal amount and, except as described below, accrued cash interest attributable to the period from the issue date through the conversion date.

      As a result, the increases in the variable principal amount and, except as described below, accrued cash interest will be deemed to be paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued cash interest, if any, will be payable upon any conversion of notes made concurrently with or after acceleration of the notes following an event of default described under “Description of Notes — Events of Default and Acceleration” below. Prior to March 21, 2008, holders of notes surrendered for conversion during the period from the close of business on any regular record date next preceding any interest payment date to the opening of business on such interest payment date will receive the quarterly interest payable on such notes on the corresponding interest payment date notwithstanding the conversion and such notes (except notes called for redemption beginning on March 21, 2006 and thereafter) upon surrender must be accompanied by funds equal to the amount of quarterly interest payable on the original principal amount of notes so converted.

      In lieu of delivery of shares of our common stock upon notice of conversion of any notes, we may elect to pay holders surrendering notes an amount in cash per $1,000 original principal amount per note equal to the average sale price of our common stock for the five consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash as described below if we have not given notice of redemption, or (b) the conversion date, in the case of conversion following our notice of redemption specifying that we intend to deliver cash upon conversion, in either case multiplied by the conversion rate in effect on that date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares, unless we have already informed holders of our election in connection with our optional redemption of the notes as described under “Description of Notes — Redemption of Notes at Our Option.” If we elect to deliver all of such payment in shares of our common stock, the shares will be delivered through the conversion agent no later than the fifth business day following the conversion date. If we elect to pay all or a portion of such payment in cash, the payment, including any delivery of our common stock, will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date. If an event of default, as described under “Description of Notes — Events of Default and Acceleration” below (other than a default in a cash payment upon conversion of the notes), has occurred and is continuing, the indenture will not permit us to pay cash upon conversion of any notes or portion of a note (other than cash for fractional shares).

      For a discussion of the tax treatment of a holder receiving shares of our common stock upon surrendering notes for conversion, see “Certain United States Federal Income Tax Considerations — Conversion of Notes into Common Stock.”

      The conversion rate will not be adjusted for increases in the variable principal amount or accrued cash interest or for interest payable upon the occurrence of a tax event. We will, however, adjust the conversion rate for:

(1) dividends or distributions on our common stock payable in our common stock or other capital stock of Alaska Air Group;

(2) subdivisions, combinations or certain reclassifications of our common stock;

(3) distributions to all holders of our common stock of certain rights to purchase our common stock for a period expiring within 60 days of issuance at less than the then current sale price; and

(4) distributions to the holders of our common stock of a portion of our assets (including shares of capital stock of a subsidiary) or debt securities issued by us or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings unless the annualized amount thereof per share exceeds 5% of the sale price of our common stock on the day preceding the date of declaration of such dividend or other distribution).

      However, no adjustment to the conversion rate need be made if holders of the notes may participate in the transaction without conversion or in certain other cases.

      In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted.

      In the event that we elect to make a distribution to all holders of shares of our common stock pursuant to clause (3) or clause (4) of the third preceding paragraph, which, in the case of clause (4), has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of notes at least 20 days prior to the date for such distribution and, upon the giving of such notice, the notes may be surrendered for conversion at any time until the close of business on the business day prior to the date of distribution or until we announce that such distribution will not take place.

      In addition, the indenture provides that upon conversion of the notes, the holders of such notes will receive, in addition to the shares of common stock issuable upon such conversion, the rights related to such common stock pursuant to any future shareholder rights plan, whether or not such rights have separated from the common stock at the time of such conversion. However, there shall not be any adjustment to the conversion privilege or conversion rate as a result of:

•	the issuance of the rights;

•	the distribution of separate certificates representing the rights;

•	the exercise or redemption of such rights in accordance with any rights agreement; or

•	the termination or invalidation of the rights.

The indenture permits us to increase the conversion rate from time to time.

      Holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend upon:

•	a taxable distribution to holders of common stock which results in an adjustment of the conversion rate;

•	an increase in the conversion rate at our discretion; or

•	failure to adjust the conversion rate in some instances.

See “Certain United States Federal Income Tax Considerations — Constructive Dividend.”

      If we are a party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, the right to convert a note into common stock may be changed into a right to convert it into the kind and amount of securities, cash or other assets of Alaska Air Group or another person which the holder would have received if the holder had converted the holder’s note immediately prior to the transaction.

      The conversion agent will, on our behalf, determine if the notes are convertible and notify the trustee and us accordingly. If one or more of the conditions to the conversion of the notes has been satisfied, we will promptly notify the holders of the notes thereof and use our reasonable best efforts to post this information on our website or otherwise publicly disclose this information.

      A “trading day” is any day on which the New York Stock Exchange is open for trading or, if the applicable security is quoted on the Nasdaq National Market, a day on which trades may be made on such market or, if the applicable security is not so listed, admitted for trading or quoted, any business day.

Conversion Based on Common Stock Price

      Holders may surrender notes for conversion in any fiscal quarter commencing after June 30, 2003 if, as of the last day of the preceding fiscal quarter, the sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such preceding fiscal quarter is more than 110% of the accreted conversion price (as defined below) per share of common stock on the last day of such preceding fiscal quarter. If the foregoing condition is satisfied, then the Notes will be convertible at any time thereafter at the option of the holder, through maturity. Upon a conversion, we will have the right to deliver cash or a combination of cash and common stock, as described above.

      The accreted conversion price per share as of any day will equal the variable principal amount of a note on that day, divided by the number of shares of common stock issuable upon conversion of such note on that day. The sale price of our common stock on any trading day means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the principal national securities exchange on which the common stock is listed or, if our common stock is not listed on a national securities exchange, as reported by the Nasdaq system or otherwise as provided in the indenture.

      For example, the accreted conversion price of a note at the initial issue date will be $26.00 per share ($1,000 ÷ 38.4615); and the accreted conversion price of a note that has a variable principal amount of $1,100 will be $28.60 per share ($1,100 ÷ 38.4615).

      Until March 21, 2008, the variable principal amount of a note will be equal to the original principal amount of $1,000. During this period the conversion trigger price per share of our common stock is $28.60. This conversion trigger price reflects the accreted conversion price per share of common stock multiplied by 110% and assumes that no events have occurred that would require an adjustment to the conversion rate.

      Beginning March 21, 2008, the variable principal amount of a note will be equal to the original principal amount of $1,000 increased daily by the variable yield. Because the accreted conversion price of a note at any time during this period is dependent upon the variable principal amount of a note at that time, the conversion trigger price per share of our common stock, which is based on the variable principal amount at that time, cannot be determined at this time. The following table indicates what the conversion trigger prices would be for each of the 20 quarters commencing March 21, 2008 through the first quarter of 2013 and at the end of each calendar year thereafter, assuming LIBOR was a constant 2.00%, 5.00% and 8.00% from March 21, 2003. This table represents an example of only three possibilities and you should realize that because LIBOR and therefore the variable yield on the notes will fluctuate, the accreted conversion price, and therefore the conversion trigger price, may differ, and may differ significantly, from the amounts shown below.

Hypothetical Conversion Trigger Prices

	Assuming 2.00% LIBOR		Assuming 5.00% LIBOR		Assuming 8.00% LIBOR

	Accreted	Conversion	Accreted	Conversion	Accreted	Conversion
	Conversion	Trigger	Conversion	Trigger	Conversion	Trigger
Quarter*	Price	Price	Price	Price	Price	Price

2008
March 21 through March 31	$26.00	$28.60	$26.00	$28.60	$26.00	$28.60
Second Quarter	26.04	28.64	26.04	28.65	26.04	28.65
Third Quarter	26.33	28.97	26.39	29.03	26.39	29.03
Fourth Quarter	26.63	29.30	26.74	29.42	26.74	29.42
2009
First Quarter	26.94	29.64	27.10	29.81	27.10	29.81
Second Quarter	27.24	29.97	27.46	30.20	27.46	30.20
Third Quarter	27.55	30.31	27.82	30.60	27.82	30.60
Fourth Quarter	27.87	30.66	28.19	31.01	28.19	31.01
2010
First Quarter	28.19	31.01	28.57	31.43	28.57	31.43
Second Quarter	28.51	31.36	28.95	31.84	28.95	31.84
Third Quarter	28.83	31.72	29.33	32.26	29.33	32.26
Fourth Quarter	29.16	32.08	29.72	32.70	29.72	32.70
2011
First Quarter	29.50	32.45	30.12	33.14	30.12	33.14
Second Quarter	29.83	32.81	30.52	33.57	30.52	33.57
Third Quarter	30.17	33.19	30.92	34.02	30.92	34.02
Fourth Quarter	30.52	33.57	31.34	34.47	31.34	34.47

	Assuming 2.00% LIBOR		Assuming 5.00% LIBOR		Assuming 8.00% LIBOR

	Accreted	Conversion	Accreted	Conversion	Accreted	Conversion
	Conversion	Trigger	Conversion	Trigger	Conversion	Trigger
Quarter*	Price	Price	Price	Price	Price	Price

2012
First Quarter	30.87	33.96	31.76	34.93	31.76	34.93
Second Quarter	31.22	34.34	32.18	35.40	32.18	35.40
Third Quarter	31.58	34.73	32.61	35.87	32.61	35.87
Fourth Quarter	31.94	35.13	33.04	36.35	33.04	36.35
2013
First Quarter	32.31	35.54	33.49	36.84	33.49	36.84
Year End
2013	33.80	37.19	35.31	38.84	35.31	38.84
2014	35.37	38.91	37.22	40.95	37.22	40.95
2015	37.02	40.72	39.25	43.17	39.25	43.17
2016	38.74	42.61	41.38	45.52	41.38	45.52
2017	40.54	44.59	43.63	47.99	43.63	47.99
2018	42.42	46.66	46.00	50.60	46.00	50.60
2019	44.39	48.83	48.50	53.35	48.50	53.35
2020	46.45	51.10	51.14	56.25	51.14	56.25
2021	48.61	53.47	53.91	59.31	53.91	59.31
2022	50.86	55.95	56.84	62.53	56.84	62.53

*	This table assumes no events have occurred that would require an adjustment to the conversion rate.

Conversion Based on Credit Ratings

      Holders may also surrender a note for conversion at any time when the credit rating assigned to the notes by either Moody’s or Standard & Poor’s is Caa1 or CCC+, respectively, or lower. This particular conversion right shall only exist so long, if ever, as the notes are rated at or below the foregoing levels by Moody’s or Standard & Poor’s.

Conversion Based on Redemption

      A holder may surrender for conversion a note called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at such time. A note for which a holder has delivered a purchase notice or a change in control purchase notice, as described below, requiring us to purchase such note may be surrendered for conversion only if such notice is withdrawn in accordance with the indenture.

Conversion upon Occurrence of Certain Corporate Transactions

      If we are party to a consolidation, merger or binding share exchange or a transfer of all or substantially all of our assets, a note may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction, and at the effective date, the right to convert a note into common stock will be changed into a right to convert it into the kind and amount of securities, cash or other assets of Alaska Air Group or another person which the holder would have received if the holder had converted the holder’s notes into shares of our common stock immediately prior to the transaction. If such transaction also constitutes a change in control of Alaska Air Group, the holder will be able to require us to purchase all or a portion of such holder’s notes as described under “Description of Notes — Change in Control Permits Purchase of Notes by Alaska Air Group at the Option of the Holder.”

      The notes will also be convertible upon the occurrence of certain distributions resulting in an adjustment to the conversion rate as described above.

Redemption of Notes at Our Option

      No sinking fund is provided for the notes. Prior to March 21, 2006, we cannot redeem the notes at our option. Beginning on March 21, 2006, we may redeem the notes for cash, as a whole at any time or from time to time in part. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of notes.

      If redeemed at our option, the notes will be redeemed at the following prices, plus accrued and unpaid cash interest, if any, on such notes as of the applicable redemption dates:

•	If redeemed between March 21, 2006 and March 20, 2007, at a price equal to 102.16% of the original principal amount of such notes as of the applicable redemption date;

•	If redeemed between March 21, 2007 and March 20, 2008, at a price equal to 101.08% of the original principal amount of such notes as of the applicable redemption date; and

•	If redeemed on March 21, 2008 or thereafter, at a price equal to 100% of the variable principal amount of such notes as of the applicable redemption date.

      Beginning March 21, 2008, the variable principal amount of a note will be equal to the original principal amount of $1,000 increased daily by the variable yield. Because the redemption price of a note at any time during this period is dependent upon the variable principal amount of a note at that time, the redemption price cannot be determined at this time. The following table indicates what the redemption price would be on each date below if LIBOR was a constant 2.00%, 5.00% and 8.00% from March 21, 2008. This table represents an example of only three possibilities and you should realize that because LIBOR and therefore the variable yield on the notes will fluctuate, the redemption price may differ, and may differ significantly, from the amounts shown below. In addition, the redemption price of a note that is redeemed between the dates listed below would include an additional amount reflecting the additional variable yield that has accrued on such note since the immediately preceding date in the table below.

Hypothetical Redemption Prices

	Assuming 2.00% LIBOR			Assuming 5.00% LIBOR			Assuming 8.00% LIBOR

		(2)			(2)			(2)
		Increase			Increase			Increase
		in	(3)		in	(3)		in	(3)
	(1)	Variable	Redemption	(1)	Variable	Redemption	(1)	Variable	Redemption
	Note Issue	Principal	Price	Note Issue	Principal	Price	Note Issue	Principal	Price
Redemption Date	Price	Amount	(1)+(2)	Price	Amount	(1)+(2)	Price	Amount	(1)+(2)

March 21, 2008*	$1,000.00	$0.00	$1,000.00	$1,000.00	$0.00	$1,000.00	$1,000.00	$0.00	$1,000.00
March 21, 2009	1,000.00	46.41	1,046.41	1,000.00	54.30	1,054.30	1,000.00	54.30	1,054.30
March 21, 2010	1,000.00	94.98	1,094.98	1,000.00	111.55	1,111.55	1,000.00	111.55	1,111.55
March 21, 2011	1,000.00	145.80	1,145.80	1,000.00	171.91	1,171.91	1,000.00	171.91	1,171.91
March 21, 2012	1,000.00	199.12	1,199.12	1,000.00	235.72	1,235.72	1,000.00	235.72	1,235.72
March 21, 2013*	1,000.00	254.78	1,254.78	1,000.00	302.82	1,302.82	1,000.00	302.82	1,302.82
March 21, 2014	1,000.00	313.01	1,313.01	1,000.00	373.57	1,373.57	1,000.00	373.57	1,373.57
March 21, 2015	1,000.00	373.95	1,373.95	1,000.00	448.16	1,448.16	1,000.00	448.16	1,448.16
March 21, 2016	1,000.00	437.90	1,437.90	1,000.00	527.01	1,527.01	1,000.00	527.01	1,527.01
March 21, 2017	1,000.00	504.63	1,504.63	1,000.00	609.93	1,609.93	1,000.00	609.93	1,609.93
March 21, 2018*	1,000.00	574.46	1,574.46	1,000.00	697.35	1,697.35	1,000.00	697.35	1,697.35
March 21, 2019	1,000.00	647.54	1,647.54	1,000.00	789.52	1,789.52	1,000.00	789.52	1,789.52
March 21, 2020	1,000.00	724.21	1,724.21	1,000.00	886.96	1,886.96	1,000.00	886.96	1,886.96
March 21, 2021	1,000.00	804.24	1,804.24	1,000.00	989.43	1,989.43	1,000.00	989.43	1,989.43

	Assuming 2.00% LIBOR			Assuming 5.00% LIBOR			Assuming 8.00% LIBOR

		(2)			(2)			(2)
		Increase			Increase			Increase
		in	(3)		in	(3)		in	(3)
	(1)	Variable	Redemption	(1)	Variable	Redemption	(1)	Variable	Redemption
	Note Issue	Principal	Price	Note Issue	Principal	Price	Note Issue	Principal	Price
Redemption Date	Price	Amount	(1)+(2)	Price	Amount	(1)+(2)	Price	Amount	(1)+(2)

March 21, 2022	1,000.00	887.98	1,887.98	1,000.00	1,097.46	2,097.46	1,000.00	1,097.46	2,097.46
March 21, 2023	1,000.00	975.60	1,975.60	1,000.00	1,211.35	2,211.35	1,000.00	1,211.35	2,211.35

*	Dates on which holders may require us to purchase outstanding notes at a price equal to the redemption price above.

      If we convert the notes to quarterly coupon notes following the occurrence of a tax event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion through the redemption date. However, in no event may the notes be redeemed prior to March 21, 2006. For more information on this optional conversion, see “Description of Notes — Optional Conversion to Quarterly Coupon Notes upon Tax Event.”

      If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000. In this case, the trustee may select the notes by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion will be deemed to be the portion selected for redemption.

Purchase of Notes at the Option of the Holder

      On the purchase dates of March 21, 2008, March 21, 2013 and March 21, 2018, we may, at the option of the holder, be required to purchase, at the purchase price set forth below, any outstanding note for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on the business day immediately preceding such purchase date.

      The purchase price of a note will be equal to the variable principal amount and accrued and unpaid cash interest, if any, on such notes as of the applicable purchase date. Beginning March 21, 2008, the variable principal amount of a note will be equal to the original principal amount of $1,000 increased daily by the variable yield. Because the purchase price of a note at any time after this date is dependent upon the variable principal amount of a note at that time, the purchase price cannot be determined at this time.

      We may, at our option, elect to pay the purchase price in cash or shares of common stock, or any combination thereof, as further described below.

      If, prior to a purchase date, the notes have been converted to quarterly coupon notes following the occurrence of a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid cash interest from the date of the conversion to the purchase date.

      We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

•	the amount of the purchase price;

•	whether we will pay the purchase price of the notes in cash or common stock or any combination thereof, specifying the percentages of each;

•	if we elect to pay in common stock, the calculation of the market price of the common stock; and

•	the procedures that holders must follow to require us to purchase their notes.

      The purchase notice given by each holder electing to require us to purchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the original principal amount of notes to be purchased, which must be $1,000 or an integral multiple of $1,000;

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes; and

•	in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

(1) to withdraw the purchase notice as to some or all of the notes to which it relates; or

(2) to receive cash in respect of the entire purchase price for all notes or portions of notes to which such purchase notice relates.

      If the purchase price for the notes subject to the purchase notice is ultimately to be paid to a holder entirely in cash because we have not satisfied one or more of the conditions to payment of the purchase price in common stock prior to the close of business on the purchase date, a holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all such notes unless such holder has properly notified us of its election to withdraw the purchase notice.

      Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date.

      The notice of withdrawal shall state:

•	the original principal amount being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the original principal amount, if any, of the notes that remain subject to the purchase notice.

      If we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of such shares we deliver shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock.

      The market price of our common stock shall be an amount equal to the average of the sale prices of our common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date, or, if such business day is not a trading day, then on the last trading day prior to such business day, appropriately adjusted to take into account any occurrence that would result in an adjustment of the conversion rate with respect to the common stock.

      We will pay cash in lieu of, and based on the market price for, all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price.

      Because the market price of our common stock is determined prior to the applicable purchase date, holders of notes bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

      Upon determination of the actual number of shares of common stock in accordance with the foregoing provisions, we will promptly issue a press release and publish such information on our website.

      Our right to purchase notes, in whole or in part, with common stock is subject to our satisfying various conditions, including:

•	listing the common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

      If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the notes of the holder entirely in cash. See “Certain United States Federal Income Tax Considerations — Sale, Exchange, Redemption and other Disposition of Notes.” We may not change the form or components or percentages of components of consideration to be paid for the notes once we have given the notice that we are required to give to holders of notes, except as described in the first sentence of this paragraph.

      In connection with any purchase offer, we will:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

      Payment of the purchase price for a note for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made as soon as practicable following the later of the purchase date or the time of delivery of the note.

      If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the note will cease to be outstanding and cash interest or the variable principal amount on such note will cease to accrue or increase, as the case may be, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the note.

      No notes may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Change in Control Permits Purchase of Notes by Alaska Air Group at the Option of the Holder

      In the event of a change in control of Alaska Air Group, each holder will have the right, at the holder’s option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s notes. However, the original principal amount submitted for purchase by a holder must be $1,000 or an integral multiple of $1,000.

      We will be required to purchase the notes as of a date no later than 30 business days after the occurrence of such change in control at a cash price equal to the sum of the variable principal amount and accrued and unpaid cash interest, if any, on such note as of such date of purchase. Until March 21, 2008, the variable principal amount of a note will be equal to the original principal amount of $1,000. During this period the change in control purchase price of a note will equal the original principal amount plus accrued and unpaid cash interest, if any, on such note. Beginning March 21, 2008, the variable principal amount of a note will be equal to the original principal amount of $1,000 increased daily by the variable yield. Because the change in control purchase price of a note at any time after this date is dependent upon the variable principal amount of a note at that time, the change in control purchase price cannot be determined at this time.

      If, prior to such date of purchase upon a change in control, the notes have been converted to quarterly coupon notes following the occurrence of a tax event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to such date of purchase.

      Within 15 days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of notes at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

•	the events causing a change in control;

•	the date of such change in control;

•	the last date on which the purchase right may be exercised;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate resulting from such change in control;

•	that notes with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

      To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The required purchase notice upon a change in control shall state:

•	the certificate numbers of the notes to be delivered by the holder;

•	the portion of the original principal amount of notes to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that we are to purchase such notes pursuant to the applicable provisions of the notes.

      Any such change in control purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date.

      The notice of withdrawal shall state:

•	the original principal amount being withdrawn;

•	the certificate numbers of the notes being withdrawn; and

•	the original principal amount, if any, of the notes that remain subject to a change in control purchase notice.

      Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. Payment of this change in control purchase price for such note will be made promptly following the later of the change in control purchase date or the time of delivery of such note.

      If the paying agent holds money sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the note will cease to be outstanding and cash interest or the variable principal amount on the note will cease to accrue or increase, as the case may be, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the note.

      Under the indenture, a “change in control” of Alaska Air Group is deemed to have occurred upon the occurrence of any of the following:

•	the adoption of a plan relating to our liquidation or dissolution; or

•	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our and our subsidiaries’ assets, taken as a whole, to any “person” or “group” (as such terms are used in Section 13(d) of the Exchange Act); or

•	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person or group becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the voting power of our outstanding voting stock; or

•	the first day on which more than a majority of the members of our board of directors are not continuing directors.

      A “continuing director” means any member of our board of directors who:

•	was a member of our board of directors on the date of original issuance of the notes; or

•	was nominated for election to our board of directors with the approval of, or whose election to our board of directors was ratified by, at least a majority of the continuing directors who were members of our board of directors at the time of such nomination or election.

      The indenture does not permit our board of directors to waive our obligation to purchase notes at the option of holders in the event of a change in control.

      In connection with any purchase offer in the event of a change in control, we will, to the extent applicable:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file Schedule TO or any other required schedule under the Exchange Act.

      The change in control purchase feature of the notes may, in certain circumstances, make more difficult or discourage a takeover of Alaska Air Group. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of common stock;

•	to obtain control of us by means of a merger, tender offer, solicitation or otherwise; or

•	part of a plan by management to adopt a series of anti-takeover provisions.

      Instead, the change in control purchase feature is a standard term contained in other offerings of securities similar to the notes that have been marketed by the initial purchasers. The terms of the change in control purchase feature resulted from negotiations between the initial purchasers and us.

      We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the notes but that would increase the amount of our or our subsidiaries’ outstanding indebtedness. In addition, we could, in the future, enter into certain agreements that limit our ability to pay the change of control purchase price. Any failure to pay the change in control purchase price could result in an event of default under the indenture. The indenture does not contain any covenants or provisions that may afford holders of the notes protection in the event of a highly leveraged transaction or that prevent us from entering into such agreements.

      The definition of change of control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of our and our subsidiaries’ assets, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our and our subsidiaries’ assets, taken as a whole, to another person or group may be uncertain.

      No notes may be purchased at the option of holders upon a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Events of Default and Acceleration

      The following are events of default under the indenture:

•	default in the payment of the original principal amount, the variable principal amount (including, if the notes have been converted to quarterly coupon notes following a tax event, the restated principal amount), redemption price, purchase price, or change in control purchase price due with respect to the notes, when the same become due and payable;

•	default in payment of any interest under the notes, which default continues for 30 days, provided that a failure to make or provide for the payment in full of any of the first twelve scheduled cash interest payments on the notes within three business days of the applicable cash interest payment date will constitute an event of default with no additional grace or cure period if the proceeds from the U.S. government securities to be released from the pledge account prior to any such cash interest payment date equal or exceed the cash interest payable on such cash interest payment date;

•	our failure to comply with any of our other agreements in the notes or the indenture upon our receipt of notice of such default from the trustee or from holders of not less than 25% in aggregate original principal amount of the notes, and our failure to cure (or obtain a waiver of) such default within 60 days after we receive such notice;

•	default in the payment of indebtedness when due resulting in acceleration of other indebtedness of ours or indebtedness of our subsidiaries for borrowed money where the aggregate principal amount with respect to which the default and acceleration has occurred exceeds $35 million, and such acceleration has not been rescinded or annulled within a period of 10 days after written notice to us by the trustee or to us and the trustee by the holders of at least 25% in original principal amount of the notes;

•	any guarantee that may be provided in the future with respect to the notes ceases to be in full force and effect or is declared null and void or any guarantor denies that it has any further liability under any such guarantee, or gives notice to such effect (other than by reason of the termination of the indenture or the release of any such guarantee in accordance with the applicable supplemental indenture), and such condition shall have continued for a period of 30 days after written notice of such failure requiring the guarantor or us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of 25% in aggregate original principal amount of the notes outstanding; or

•	certain events of bankruptcy, insolvency or reorganization affecting us or certain of our subsidiaries.

      If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate original principal amount of the notes then outstanding may declare the variable principal amount of the notes accrued through the date of such declaration, and any accrued and unpaid cash interest (or, if the notes have been converted to quarterly coupon notes following a tax event, the restated principal amount, plus accrued interest) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency, the variable principal amount of the notes accrued thereon, together with any accrued cash interest (or, if the notes have been converted to quarterly coupon notes following a tax event, the restated principal amount, plus accrued interest) through the occurrence of such event shall automatically become and be immediately due and payable.

Mergers and Sales of Assets

      The indenture provides that we may not consolidate with or merge into any person or convey, transfer or lease all or substantially all of our properties and assets to another person unless:

•	either (1) we are the surviving corporation, or (2) the resulting, surviving or transferee person is a corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia, and such corporation (if other than us) assumes all our obligations under the notes and the indenture;

•	after giving effect to the transaction no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

•	other conditions described in the indenture are met.

      Upon the assumption of our obligations by such corporation in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring could constitute a change in control of Alaska Air Group, permitting each holder to require us to purchase the notes of such holder as described above.

Optional Conversion to Quarterly Coupon Notes Upon Tax Event

      From and after the date of the occurrence of a tax event (as defined below) following March 21, 2008, we will have the option to elect, in lieu of having variable principal amount increase, to have interest accrue and be paid in cash at the variable interest rate per year on a restated principal amount per note equal to the accrued variable principal amount on such note on the date of the tax event or the date on which we exercise such option, whichever is later.

      Such interest shall be payable quarterly on the interest payment dates of March 21, June 21, September 21 and December 21 of each year to holders of record at the close of business on the March 7, June 7, September 7 and December 7 immediately preceding the interest payment date. Interest will accrue from the most recent date to which interest, if applicable, has been paid or provided for or, if no interest is payable or has been paid or provided for, from the option exercise date. In the event that we exercise our option to pay interest in lieu of variable principal amount, the redemption price, purchase price and change in control purchase price on the notes will be adjusted. However, there will be no change in the holder’s conversion rights.

      A “tax event” means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that as a result of:

•	any amendment to, or change (including any announced prospective change) in, the federal laws (or any regulations thereunder) of the United States or taxing authority thereof; or

•	any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken, on or after the date of this prospectus, there is more than an insubstantial risk that accruals of variable principal amount payable on the notes either:

•	would not be deductible on a current accrual basis; or

•	would not be deductible under any other method,

in either case in whole or in part, by us (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

      The modification of the terms of notes by us upon a tax event as described above could possibly alter the timing of income recognition by holders of the notes with respect to the quarterly payments of interest due on the notes after the date on which we exercise our option to pay interest in lieu of variable principal amount or accrued interest, if any, on the notes.

Modification and Amendment

      The trustee and we may modify or amend the indenture or the notes with the consent of the holders of not less than a majority in aggregate original principal amount of the notes then outstanding. However, the consent of the holders of each outstanding note would be required to:

•	alter the manner of calculation or rate of accrual of variable principal amount or interest on any note or change the time of payment;

•	make any note payable in money or securities other than that stated in the note;

•	change the stated maturity of any note;

•	reduce the original principal amount, variable principal amount, restated principal amount, redemption price, purchase price or change in control purchase price with respect to any note;

•	make any change that adversely affects the rights of a holder to convert any note;

•	make any change that adversely affects the right to require us to purchase a note;

•	impair the right to institute suit for the enforcement of any payment with respect to the notes or with respect to conversion of the notes; and

•	change the provisions in the indenture that relate to modifying or amending the indenture.

      Without the consent of any holder of notes, the trustee and we may enter into supplemental indentures for any of the following purposes:

•	to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the notes;

•	to add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	in exchange for holders agreeing to waive their right to require us to purchase all or a portion of their notes on a specified date, to add additional dates on which holders may require us to purchase all or a portion of their notes and to pay such holders additional cash payments in connection therewith;

•	to secure our obligations in respect of the notes;

•	to make any change to comply with the Trust Indenture Act of 1939, or any amendment thereto, or to comply with any requirement of the SEC in connection with the qualification of the indenture under the Trust Indenture Act, or as necessary in connection with the registration of the notes and the shares of common stock issuable upon conversion of the notes under the Securities Act;

•	to cure any ambiguity or inconsistency in the indenture; or

•	to make any change that does not adversely affect the rights of any holder of the notes.

      The holders of a majority in original principal amount of the outstanding notes may, on behalf of all the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the variable principal amount, restated principal amount, accrued and unpaid interest, redemption price, purchase price or change in control purchase price or obligation to deliver common stock

•	upon conversion with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

Discharge of the Indenture

      We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

Calculations in Respect of Notes

      U.S. Bank National Association, as calculation agent, is responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the market prices of our common stock. The trustee will make all these calculations in good faith and, absent manifest error, its calculations will be final and binding on holders of notes. The trustee will provide us with a schedule of its calculations, and we are entitled to rely upon the accuracy of its calculations without independent verification.

Limitations of Claims in Bankruptcy

      If a bankruptcy proceeding is commenced in respect of Alaska Air Group, the claim of a holder of a note is, under Title 11 of the United States Code, limited to the variable principal amount, together with any accrued and unpaid cash interest, on such note as of the date of the commencement of the proceeding.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

      U.S. Bank National Association is the trustee, registrar, paying agent, conversion agent and calculation agent under the indenture for the notes. U.S. Bank National Association is also the trustee under the pledge agreement.

Book-Entry System

      The notes are only issued in the form of global securities held in fully-registered book-entry form. DTC or its nominee will be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and may only be transferred through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. Alaska Air Group and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

      Notes represented by a global security will be exchangeable for certificated securities with the same terms only if:

•	DTC has notified us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

•	a default under the indenture occurs and is continuing.

      DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the initial purchasers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives, own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Registration Rights

      We have entered into a registration rights agreement described below with the initial purchasers of the notes pursuant to which we agreed to, at our expense, for the benefit of the holders, file with the SEC a shelf registration statement covering resale of the notes and the shares of common stock issued upon conversion of the notes within 120 days after the first date of original issuance of the notes. We agreed to use our reasonable best efforts to cause the shelf registration statement to become effective within 210 days of such first date of original issuance, and to keep a shelf registration statement effective until the earlier of (i) the sale pursuant to a shelf registration statement of all the securities registered thereunder and (ii) the expiration of the holding period applicable to such securities held by persons that are not affiliates of Alaska Air Group under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions. We are permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period. We agreed to pay predetermined liquidated damages as described herein (“liquidated damages”) to holders of the notes and holders of shares of common stock issuable upon conversion of the notes if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for periods in excess of those permitted above. Such liquidated damages shall accrue until such failure to file or become effective or unavailability is cured, (i) in respect of any notes, at a rate per year equal to 0.25% for the first 90 day period after the occurrence of such event and 0.5% thereafter of the applicable principal amount (as defined below) thereof and, (ii) in respect of any shares of common stock issued upon conversion at a rate per year equal to 0.25% for the first 90 day period and 0.5% thereafter of the then applicable conversion price (as defined below). So long as the failure to file or become effective or unavailability continues, we will pay liquidated damages in cash on March 21, June 21, September 21 and December 21 of each year to the holders of record of the notes or shares of common stock on the immediately preceding March 7, June 7, September 7 and December 7. When such registration default is cured, accrued and unpaid liquidated damages will be paid in cash to the record holder as of the date of such cure.

      A holder who sells notes and shares of common stock issued upon conversion of the notes pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder, including certain indemnification provisions. We will pay all expenses of a shelf registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the notes and the shares of common stock issued upon conversion of the notes.

      The term “applicable principal amount” means, as of any date of determination, with respect to each $1,000 original principal amount of notes, the original or accrued variable principal amount, as applicable, with respect to such notes through such date of determination, if the notes have been converted to quarterly coupon notes following a tax event, the restated principal amount with respect to the notes, or, if no notes are then outstanding, such sum calculated as if such notes were then outstanding.

      The term “applicable conversion price” means, as of any date of determination, the applicable variable principal amount per $1,000 original principal amount of notes as of such date of determination divided by the conversion rate in effect as of such date of determination or, if no notes are then outstanding, the conversion rate that would be in effect were notes then outstanding.

      We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of a shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News or other reasonable means of distribution. At least five business days prior to any intended distribution of notes and our shares of common stock issuable in respect of the notes pursuant to the shelf registration statement, a holder must complete and deliver to us a notice and questionnaire. Holders are required to complete and deliver the questionnaire prior to the effectiveness of a shelf registration statement so that such holder may be named as a selling security holder in the related prospectus. Upon receipt of such a completed questionnaire, together with such other information as may be reasonably requested by us, from a holder following the effectiveness of a shelf registration statement, we will, as promptly as practicable, file such amendments to a shelf registration statement or supplements to a related prospectus as are necessary to permit such holder to deliver such prospectus to purchasers of notes and our shares of common stock issuable upon conversion of the notes, subject to our right to suspend the use of the prospectus as described above. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling security holder in the prospectus and therefore will not be permitted to sell the notes or our shares of common stock issuable upon conversion of the notes pursuant to the shelf registration statement.

The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary discusses certain material U.S. federal income tax (and if you are a non-U.S. holder, as defined below, certain U.S. federal estate tax) consequences relating to your purchase, ownership, and disposition of notes and shares of common stock into which notes may be converted. To the extent the following discussion relates to legal conclusions under current U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of O’Melveny & Myers LLP. Except where noted, this summary deals only with notes and shares of common stock of which you are the beneficial owner and which you hold as capital assets. Additionally, this summary does not deal with special situations, such as tax consequences:

•	if you are a dealer in securities or currencies, a bank, a financial institution, an insurance company, a tax-exempt entity or a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	if you hold notes or common stock as part of a hedging, integrated, constructive sale or conversion transaction or a straddle;

•	if your “functional currency” is not the U.S. dollar;

•	under the alternative minimum tax regime, if applicable; or

•	under any state, local or foreign laws.

      The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences discussed herein. If a partnership holds our notes or common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or common stock, you should consult your tax adviser. Whether a note is treated as debt (and not equity) for U.S. federal income tax purposes is an inherently factual question and no single factor is determinative. We will treat the notes as indebtedness for U.S. federal income tax purposes and the following discussion assumes that such treatment will be respected.

      For purposes of this summary, you are a “U.S. holder” if you are the beneficial owner of a note or common stock and you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (1) subject to the primary supervision of a court within the United States and one or more U.S. persons have authority to control all of your substantial decisions or (2) with a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

      If you are the beneficial owner of a note or common stock and you are not a U.S. holder, you are referred to herein as a “non-U.S. holder.”

Interest and Yield on Notes

      The notes will bear interest at a variable interest rate that is a “qualified floating rate” and thus should be treated as “variable rate debt instruments” under the U.S. Treasury regulations governing original issue discount (“OID”), in part because:

•	the issue price of the notes will not substantially exceed the total noncontingent principal payments due under the notes;

•	because the variation in the value of the variable rate on the notes can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in U.S. dollars and there is no reasonable expectation that the 5.25% cap on the variable yield after March 21, 2008 will cause the yield on the notes to be significantly less than the expected yield determined without the cap, the notes will provide for stated interest, paid or compounded at least annually, at one or more qualified floating rates; and

•	as of the date of issuance of the notes, we believed and took the position that the possibility that any liquidated damages described under the heading “Description of Notes — Registration Rights” was a “remote” or “incidental” contingency within the OID regulations.

      Because the notes do not provide for any payments of stated interest after March 21, 2008, the notes will be considered issued with OID equal to the excess of their “stated redemption price at maturity” over their “issue price” of $1,000. The stated redemption price at maturity of the notes will include all payments on the notes, including any payment of stated interest paid on or before March 21, 2008.

      You generally will be required to accrue and include OID on the notes in gross income pursuant to the following method. First, each note will be converted into an equivalent fixed rate debt instrument by substituting for the variable rate provided for under the terms of the notes a fixed rate equal to the value of the variable rate as of the issue date, namely 3.79%. The amount and accrual of OID on a note will then be determined for each quarterly accrual period (and spread ratably to each day during such accrual period) based on a 3.79% yield and the adjusted issue price for the note (which will reflect OID accrued in prior quarterly accrual periods). Finally, you will need to make adjustments and increase (or decrease) the amount of OID that accrues during a quarterly accrual period to the extent the interest actually accrued or paid during the accrual period exceeds (or is less than) the interest assumed to be accrued at the 3.79% yield under the equivalent fixed rate debt instrument.

      If the notes do not qualify as variable rate debt instruments under the OID regulations (e.g., because the IRS disagrees with our determination that the 5.25% cap on the variable yield after March 21, 2008 will not cause the yield on the notes to be significantly less than the expected yield determined without the cap), then the notes would be treated as contingent payment debt instruments. In general, the U.S. Treasury regulations governing the U.S. federal income tax treatment of contingent payment debt instruments cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to differ substantially from the timing and character of income, gain or loss that would be reported on a contingent payment debt instrument under general principles of current U.S. federal income tax law. Specifically, the regulations generally would require you to include future contingent and noncontingent interest payments in income as such interest accrues based upon a projected payment schedule. You would be required to include such interest payments under the noncontingent bond method for nonconvertible debt instruments, which would result in higher interest accruals for you. Moreover, any gain you recognize on the sale, exchange, or retirement of a note generally would be treated as ordinary income and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss, depending upon the circumstances. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

Market Discount

      In addition, if a U.S. holder purchases notes for an amount that is less than the issue price of the notes, such U.S. holder will be treated as having purchased such note at a “market discount,” unless the amount of such market discount is less than a specified de minimis amount. Under the market discount rules, a U.S. holder will be required to treat any gain on the maturity, sale, exchange, retirement or other disposition of notes as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such notes at the time of such disposition. In addition, a U.S. holder may be required to defer, until the maturity of the notes or earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such notes.

      Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the notes, unless the U.S. holder elects to accrue on a constant yield method. A U.S. holder of notes may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. U.S. holders should consult with their own tax advisors regarding this election.

Amortizable Bond Premium

      A. U.S. holder that purchases notes for an amount greater than the sum of all amounts payable on the notes after the purchase date, will be considered to have purchased such notes with a “bond premium.” The U.S. holder may elect, subject to certain limitations, to deduct the allowable amortizable bond premium when computing such holder’s taxable income. Any election to amortize bond premium applies to all debt obligations (other than debt obligations the interest on which is excludible from gross income) held by the U.S. holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. holder, and may not be revoked without the consent of the IRS. U.S. holders should consult with their tax advisors regarding this election.

Acquisition Premium

      A. U.S. holder that purchases notes for an amount (i) less than or equal to the sum of all amounts payable on the notes after the purchase date and (ii) in excess of its issue price (any such excess being “acquisition premium”) and does not elect to treat all interest on the notes as OID shall reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. holder’s adjusted basis in the notes immediately after its purchase over the adjusted issue price of the notes, and the denominator of which is the excess of the sum of all amounts payable on the notes after the purchase date over the notes’ adjusted issue price.

Constructive Dividend

      The conversion price of the notes will be adjusted in certain circumstances. If those adjustments (or failures to make adjustments) have the effect of increasing your proportionate interest in our assets or earnings, they may result in a deemed distribution to you which would be taxable to you as a dividend, return of capital, or capital gain in accordance with the rules described under “Certain United States Federal Income Tax Considerations — Dividends on Common Stock” below.

Sale, Exchange, Redemption and Other Disposition of Notes

      Except as provided below under “Certain United States Federal Income Tax Considerations — Conversion of Notes into Common Stock” below and “Market Discount” above, you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note equal to the difference between the amount realized upon the sale, exchange, redemption or other disposition and your adjusted tax basis in the note, which will be equal to the amount paid for the note, increased by the amount of OID previously included in income and decreased by the amount of payments of interest and principal. Any gain or loss recognized on a disposition of the note will be capital gain or loss. If you are a noncorporate U.S. holder and have held the note for more than one year, such capital gain will be subject to tax at a maximum rate of 15%. Your ability to deduct capital losses may be limited.

Conversion of Notes Into Common Stock

      Upon conversion of your notes into shares of our common stock, and to the extent not previously included in gross income, you will be required to include in gross income as ordinary income the OID and market discount, if any, accrued on your notes through the date of conversion and not previously included in income. Except as set forth in the prior sentence, you will not, however, recognize any income, gain or loss upon such conversion except to the extent of cash received in lieu of a fractional share of common stock. Any cash you receive in lieu of a fractional share of common stock generally should be treated as a payment in exchange for such fractional share. The amount of your gain or loss will be equal to the difference between the amount of cash you receive in respect of such fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share. Your tax basis in the shares of common stock received upon a conversion will equal the allocable portion of your adjusted tax basis in the note that was converted into such shares and your holding period for the shares will generally include the period during which you held the notes. However, to the extent any shares of our common stock you receive upon converting your notes are allocable to OID or market discount accrued on your notes, your holding period for those shares may commence on the day following the date of their delivery, although there is no authority precisely on point.

Dividends on Common Stock

      If, after you convert a note into shares of our common stock, we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of that stock, the distribution will be treated as a dividend, taxable to you as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current or accumulated earnings and profits, the excess will be treated first as a tax-free return of your investment, up to your basis in your shares. Any remaining excess will be treated as capital gain. If you are a corporation, you may be able to claim a dividend received deduction for a portion of any distribution received that is considered a dividend.

Sale or Other Disposition of Common Stock

      You will generally recognize capital gain or loss on a sale or other disposition of your shares of our common stock. Your gain or loss will equal the difference between the proceeds you received and your adjusted tax basis in your shares. The proceeds received will include the amount of any cash and the fair market value of any other property received for the shares. If you are a noncorporate U.S. holder and your holding period for the shares (determined under the rules discussed under “Certain United States Federal Income Tax Considerations — Conversion of Notes into Common Stock” above) exceeds one year, your capital gain will be subject to tax at a maximum rate of 15%. Your ability to deduct capital losses may be limited.

Exercise of the Optional Redemption or Purchase Right

      If you require us to purchase a note on a purchase date and we issue shares of our common stock in full satisfaction of the purchase price, the exchange of your note for shares of our common stock should be treated in the same manner as a conversion. If you require us to purchase a note on a purchase date and if we deliver a combination of cash and shares of our common stock in payment of the purchase price, then, in general:

•	you should recognize gain (but not loss) to the extent that the cash and the value of the shares exceed your adjusted tax basis in the note, but in no event should the amount of recognized gain exceed the amount of cash you receive;

•	to the extent not previously included in gross income, you will be required to include in gross income as ordinary income the OID accrued on your notes through the date of conversion;

•	your basis in the shares received should be the same as the basis in the note purchased by us (exclusive of any basis allocable to a fractional share), decreased by the amount of cash you receive (other than cash received in lieu of a fractional share), and increased by the amount of gain, if any, you recognize (other than gain with respect to a fractional share); and

•	subject to the possible exception discussed under “Certain United States Federal Income Tax Considerations — Conversion of Notes into Common Stock” above, your holding period for the shares received in the exchange should include the holding period for the note that was purchased.

      If we elect to exercise our option to purchase a note or if a U.S. holder requires us to purchase a note on a purchase date and if, in either event, we deliver to a holder cash in full satisfaction of the purchase price, the purchase will be treated the same as a sale of the note, as described above under “Certain United States Federal Income Tax Considerations — Sale, Exchange, Redemption and Other Disposition of Notes above.”

New Tax Legislation

      As part of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (the “Act”), signed into law on May 28, 2003, the maximum tax rate on dividends was generally reduced to 15% for tax years through 2008. In general, a dividend would not be eligible for the 15% rate if the stock was held for 60 days or less. In addition, the Act established a maximum tax rate of 15% on net long-term capital gains of individuals, trusts and estates effective for gains properly taken into account after May 5, 2003. The Act also had the effect of reducing the backup withholding rate. Investors are encouraged to consult with their own tax advisors regarding the application to them of the provisions of the Act.

Non-U.S. Holders

      The following is a summary of certain material U.S. federal tax consequences that will apply to you if you are a non-U.S. holder of notes or common stock. Special rules may apply to you if you are a controlled foreign corporation, passive foreign investment company, or foreign personal holding company for U.S. federal income tax purposes, or a U.S. expatriate. Those special rules are not discussed in this summary. You should consult your own tax adviser to determine the U.S. federal, state, local and other tax consequences that may be relevant to you.

Payment of Interest to Non-U.S. Holders

      Payments of principal and interest (including OID) on a note to you will not be subject to U.S. federal income or withholding tax if:

•	the payments are not effectively connected with your conduct of a trade or business in the United States;

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	you are not a “controlled foreign corporation” related to us;

•	you are not a bank, a foreign tax exempt organization or a foreign private foundation for United States federal income tax purposes; and

•	prior to payment, we or our agent receive a statement (generally made on a properly completed and duly executed IRS Form W-8BEN) certifying that you are the beneficial owner of the note and not a United States person.

      Special certification rules may apply if you hold your note through certain intermediaries or through pass-through entities.

      If you cannot satisfy the requirements described above, payments of interest and OID on a note to you will generally be subject to U.S. federal income and withholding tax at a rate of 30% unless:

•	you are entitled to the benefits of an applicable income tax treaty and claim an exemption from or reduction in such tax (generally by providing a properly completed and duly executed IRS Form W-8BEN on which you will claim the benefits of such treaty); or

•	the interest or OID is effectively connected with your conduct of a trade or business in the United States and we or our agent receive a statement certifying to that effect (generally on a properly completed and duly executed IRS Form W-8ECI).

      If the interest or OID on a note is effectively connected with your conduct of a trade or business in the United States (and, if you are entitled to the benefits of an applicable income tax treaty, such interest or OID is attributable to your U.S. permanent establishment), you will be subject to U.S. federal income tax on such interest or OID on a net income basis, generally under the same rules that would apply if you were a U.S. holder. In addition, if you are a foreign corporation, you could be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your adjusted effectively connected earnings and profits for the taxable year.

Conversion of the Notes by Non-U.S. Holders

      As a non-U.S. holder, you will generally not recognize any income, gain or loss on converting a note into our common stock. Any gain resulting from your receipt of cash in lieu of a fractional share of stock would also generally not be subject to U.S. federal income tax. See “Certain United States Federal Income Tax Considerations — Non-U.S. Holders — Sale, Exchange or Redemption of Notes or Common Stock” below.

Dividends Paid to Non-U.S. Holders

      Any dividends paid to you with respect to our common stock (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion, see “Certain United States Federal Income Tax Considerations — Constructive Dividend” above) will generally be subject to U.S. federal income and withholding tax at rate of 30% unless:

•	you are entitled to the benefits of an applicable income tax treaty and claim an exemption from or reduction in such tax (generally by providing a properly completed and duly executed IRS Form W-8BEN on which you will claim the benefits of such treaty); or

•	the dividends or deemed dividends are effectively connected with your conduct of a trade or business in the United States and we or our agent receives a statement certifying to that effect (generally on a properly completed and duly executed IRS Form W-8ECI).

      If the dividends or deemed dividends are effectively connected with your conduct of a trade or business in the United States (and, if you are entitled to the benefits of an applicable income tax treaty, such dividends or deemed dividends are attributable to your U.S. permanent establishment), you will be subject to U.S. federal income tax on such dividends or deemed dividends on a net income basis, generally under the same rules that would apply if you were a U.S. holder. In addition, if you are a foreign corporation, you could be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your adjusted effectively connected earnings and profits for the taxable year.

Sale, Exchange or Redemption of Notes or Common Stock by Non-U.S. Holders

      The gain you may realize upon a sale, exchange, redemption or other disposition of a note or share of our common stock generally will not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if you are entitled to the benefits of an applicable income tax treaty, the gain is attributable to your U.S. permanent establishment);

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition and certain other conditions are met; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes.

      If the gain you realize is described in the first bullet point above, you will be subject to U.S. federal income tax on such gain on a net income basis, generally under the same rules that would apply if you were a U.S. holder. In addition, if you are a foreign corporation, you could be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your adjusted effectively connected earnings and profits for the taxable year.

      If the gain you realize is described in the second bullet point above, subject to any provision to the contrary under an applicable tax treaty, you will generally be subject to a flat 30% U.S. federal income tax on such gain.

      We believe we are not and do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes. However, there can be no assurances that we will not become a U.S. real property holding corporation in the future.

U.S. Federal Estate Tax

      If you are a non-U.S. holder other than an individual, you will not be subject to the United States federal estate tax. If you are a non-U.S. holder and an individual, your notes will not be included in your gross estate for United States federal estate tax purposes unless at the time of death (i) you were a citizen or resident of the United States (as defined for United States federal estate tax purposes) and (ii) either (a) payments of interest or OID on the notes would have been effectively connected with your conduct of a trade or business in the United States or (b) you actually or constructively owned 10 percent or more of the total combined voting power of all classes of our stock entitled to vote.

      By contrast, common stock held by you at the time of your death will be included in your gross estate for U.S. estate tax purposes unless an applicable estate tax treaty provides otherwise.

      You should consult with your own tax adviser regarding the potential application of the U.S. federal estate tax rules to you and your estate before considering an investment in the notes.

Information Reporting and Backup Withholding

      If you are a U.S. holder, in general, information reporting requirements will apply to certain payments of principal and interest on the notes, dividends paid on the common stock, and the proceeds of a sale of notes or shares of our common stock unless you are an exempt recipient (such as a corporation). A 28% backup withholding tax will apply to such payments if you fail to provide your taxpayer identification number or a certification of foreign status or to report in full dividend and interest income, or if you fail to otherwise establish an exemption.

      If you are a non-U.S. holder and you have provided a certification of non-U.S. status (e.g., on a properly executed and duly executed IRS Form W-8BEN), in general, you will not be subject to information reporting or backup withholding with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a United States person. In addition, you will not be subject to information reporting or backup withholding with respect to the proceeds of a sale of a note or share of common stock, even if such sale is effected within the United States or conducted through a U.S.-related financial intermediary, as long as the payor does not have actual knowledge or reason to know that you are a United States person.

      We are required to and will report annually to the IRS and to you the amount of, and the tax withheld, if any, with respect to, any interest or dividends paid to you. Copies of these information returns may be made available to the tax authorities of the country in which you are a resident under the provisions of a specific treaty or agreement.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished timely to the IRS.

SELLING SECURITY HOLDERS

      We originally issued the notes in a private placement in March 2003. The notes were resold by the initial purchasers to “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. The selling security holders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and shares of our common stock issued upon conversion of those notes. When we refer to the “selling security holders” in this prospectus, we mean those persons listed in the table below, as well as the permitted pledgees, donees, assignees, transferees, successors and others who later hold any of the selling security holders’ interests.

      The table below sets forth the name of each selling security holder, the principal amount at maturity of notes, as of June 4, 2004, that each selling security holder may offer pursuant to this prospectus and the number of shares of our common stock into which those notes are convertible. Unless set forth below, none of the selling security holders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.

      We have prepared the table below based on information given to us by the selling security holders on or prior to June 4, 2004. However, any or all of the notes or shares of our common stock listed below may be offered for sale pursuant to this prospectus by the selling security holders from time to time. Accordingly, no estimate can be given as to the amounts of notes or our common stock that will be held by the selling security holders upon consummation of any sales pursuant to this prospectus. In addition, the selling security holders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

      Information about the selling security holders may change over time. Any changed information will be set forth in prospectus supplements to the extent we are advised of the changes. From time to time, additional information concerning ownership of the notes and our common stock may rest with certain holders thereof not named in the table below and of whom we are unaware.

	Original
	Principal		Number of	Number of	Number of
	Amount of	Percentage	Shares of	Shares of	Shares of
	Notes	of Notes	Common	Common	Common
	Beneficially	Outstanding	Stock Held	Stock	Stock Held
	Owned That	Before	Before	Offered for	After
Name	May Be Sold	Offering*	Offering(1)	Sale(1)(2)	Offering(3)

1976 Distribution Trust FBO A.R. Lauder/ Zinterhofer(4)	9,000	*	346	346	—
2000 Revocable Trust FBO A.R. Lauder/ Zinterhofer(5)	9,000	*	346	346	—
Argent Classic Convertible Arbitrage Fund L.P.(6)	300,000	*	11,538	11,538	—
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd.(7)	700,000	*	26,923	26,923	—
Argent Low Lev Convertible Arbitrage Fund LLC(8)	300,000	*	11,538	11,538	—
Argent Low Lev Convertible Arbitrage Fund Ltd.(9)	1,800,000	1.20	69,230	69,230	—
Aftra Health Fund(10)(a)	270,000	*	10,384	10,384	—
Alcon Laboratories(11)	377,000	*	14,499	14,499	—
Arapahoe County Colorado(12)	41,000	*	1,576	1,576	—
Asante Health Systems(13)	83,000	*	3,192	3,192	—

	Original
	Principal		Number of	Number of	Number of
	Amount of	Percentage	Shares of	Shares of	Shares of
	Notes	of Notes	Common	Common	Common
	Beneficially	Outstanding	Stock Held	Stock	Stock Held
	Owned That	Before	Before	Offered for	After
Name	May Be Sold	Offering*	Offering(1)	Sale(1)(2)	Offering(3)

Barclays Global Investors Diversified Alpha Plus Funds c/o Forest Investment Mgmt LLC(14)(a)	284,000	*	10,923	10,923	—
BNP Paribas Arbitrage(15)	6,500,000	4.33	249,999	249,999	—
BNP Paribas Equity Strategies SNC	627,000	*	24,115	24,115
BP Amoco PLC Master Trust(16)	482,000	*	18,538	18,538	—
British Virgin Islands Social Security Board(17)	86,000	*	3,307	3,307	—
Calamos Convertible Fund — Calamos Investment Trust(18)	2,500,000	1.67	96,153	96,153	—
Calamos Market Neutral Fund — Calamos Investment Trust(19)	2,500,000	1.67	96,153	96,153	—
City and County of San Francisco Retirement System(20)	1,437,000	*	55,269	55,269
City of New Orleans(21)	198,000	*	7,615	7,615
City University of New York(22)	146,000	*	5,615	5,615
CNH CA Master Account, L.P.(23)	2,100,000	1.40	80,769	80,769	—
Coastal Convertibles LTD(24)	1,000,000	*	38,461	38,461	—
Cooperneff Convertible Strategies (Cayman) Master Fund LP	681,000	*	26,192	26,192
Credit Suisse First Boston Europe Limited(25)(a)	30,750,000	20.50	1,182,691	1,182,691	—
CQS Convertible & Quantitative Strategies Master Fund Limited(26)	42,000,000	28.00	1,615,383	1,615,383	—
Deutsche Bank Securities Inc.(27)(a)	3,999,000	2.67	153,845	153,845	—
DKR SoundShore Oasis Holding Fund Ltd.(28)	2,500,000	1.67	96,153	96,153	—
DKR SoundShore Strategic Holding Fund Ltd.(29)	1,000,000	*	38,461	38,461	—
The Grable Foundation(30)	34,000	*	1,307	1,307	—
Grady Hospital Foundation(31)	129,000	*	4,961	4,961	—
HFR CA Select Fund(32)	800,000	*	30,769	30,769	—
Hotel Union & Hotel Industry of Hawaii Pension Plan(33)	170,000	*	6,538	6,538	—
Independence Blue Cross(34)	223,000	*	8,576	8,576
Jefferies and Company Inc.(35)	5,000	*	192	192	—
KBC Financial Products (Cayman Islands) Ltd.(36)	3,515,000	2.34	135,192	135,192	—
KBC Financial Products USA Ltd.(37)	75,000	*	2,884	2,884	—
Laurel Ridge Capital LP(38)	1,000,000	*	38,461	38,461	—
LLT Ltd.(39)(a)	148,000	*	5,692	5,692	—
Lyxor/ Forest Fund Ltd.(40)(a)	1,343,000	*	51,653	51,653	—
Lyxor Master Fund Ref: Argent/ LowLev c/o Argent Mgmt Co.(41)	500,000	*	19,230	19,230	—

	Original
	Principal		Number of	Number of	Number of
	Amount of	Percentage	Shares of	Shares of	Shares of
	Notes	of Notes	Common	Common	Common
	Beneficially	Outstanding	Stock Held	Stock	Stock Held
	Owned That	Before	Before	Offered for	After
Name	May Be Sold	Offering*	Offering(1)	Sale(1)(2)	Offering(3)

Mainstay Convertible Fund(42)(a)	4,470,000	2.98	171,922	171,922	—
Mainstay VP Convertible Fund(43)(a)	2,120,000	1.41	81,538	81,538	—
Merrill Lynch Insurance Group(44)	179,000	*	6,884	6,884	—
Municipal Employees Benefit Trust(45)	234,000	*	8,999	8,999	—
New Orleans Firefighters Pension/ Relief Fund(46)	132,000	*	5,076	5,076	—
New York Life Insurance Company (Post 82)(47)(a)	4,900,000	3.27	188,461	188,461	—
New York Life Insurance Company (Pre 82)(48)(a)	2,245,000	1.50	86,346	86,346	—
New York Life Separate Account #7(49)(a)	105,000	*	4,038	4,038	—
Occidental Petroleum Corporation(50)	252,000	*	9,692	9,692	—
Policeman and Firemen Retirement System of the City of Detroit(51)	281,000	*	10,807	10,807	—
Polygon Global Opportunities Master Fund(52)	5,000,000	3.33	192,307	192,307	—
Pro-mutual(53)	730,000	*	2,538	2,538	—
Relay II Holdings(54)(a)	179,000	*	6,884	6,884	—
RBC Alternative Assets LP(55)(a)	22,000	*	846	846	—
San Diego County Employee Retirement Association(56)	1,000,000	*	38,461	38,461	—
Silverback Master LTD	3,500,000	2.33	134,615	134,615
Single Hedge US Convertible Arbitrage Fund	103,000	*	3,961	3,961
Sphinx Convertible Arb Fund Faster Fund Ltd.(57)	179,000	*	6,884	6,884	—
Sphinx Convertible Arb SPC c/o Forest Investment Mgmt LLC(58)(a)	104,000	*	3,999	3,999	—
SSI Blended Market Neutral L.P.(59)	326,000	*	12,538	12,538	—
SSI Hedge Convertible Market Neutral L.P.(60)	352,000	*	13,538	13,538	—
Sturgeon Limited(61)	89,000	*	3,423	3,423	—
TCW Group, Inc.(62)	4,175,000	2.78	160,576	160,576	—
Topanga XI	1,146,000	*	44,076	44,076	—
Trustmark Insurance(63)	334,000	*	12,846	12,846	—
Univest Conv Arb Fund Ltd.(64)(a)	159,000	*	6,115	6,115	—
Viacom Inc. Pension Plan Master Trust(65)	15,000	*	576	576	—
Xavex Convertible Arbitrage 2 Fund(66)	100,000	*	3,846	3,846	—
Xavex Convertible 4 Fund c/o Forest Investment Mgmt LLC(67)(a)	128,000	*	4,923	4,923	—
Zazove Convertible Arbitrage Fund L.P.(68)	1,250,000	*	48,076	48,076	—

	Original
	Principal		Number of	Number of	Number of
	Amount of	Percentage	Shares of	Shares of	Shares of
	Notes	of Notes	Common	Common	Common
	Beneficially	Outstanding	Stock Held	Stock	Stock Held
	Owned That	Before	Before	Offered for	After
Name	May Be Sold	Offering*	Offering(1)	Sale(1)(2)	Offering(3)

Zazove Income Fund, L.P.(69)	1,200,000	*	46,153	46,153	—
Zurich Institutional Benchmarks Master Fund, Ltd.(70)	2,000,000	1.33	76,923	76,923	—
Zurich Institutional Benchmarks Master Fund Ltd.(71)	1,972,000	1.31	75,846	75,846	—
Any other holder of notes or future transferee from any such holder(72)	398,000	*	15,307	15,307	—
Total	150,000,000	100.00	5,769,225	5,769,225	—

*	Less than 1%

(a)	The selling security holder and/or certain of its affiliates are NASD registered broker-dealers. The selling security holder has advised the Registrant that it has purchased the securities covered by the Registration Statement in the ordinary course of its business, and that, at the time of the purchase of such securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

(1)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 38.4615 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any. As of May 20, 2004, we had 26,812,037 shares of common stock outstanding.

(2)	The shares of common stock that may be sold upon conversion of the notes by any selling security holder will not represent 1% or more of our outstanding common stock, except Credit Suisse First Boston Europe Limited (4.4%) and CQS Convertible & Quantitative Strategies Master Fund Limited (6.0%).

(3)	Assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.

(4)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(5)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(6)	Nathaniel Brown, as principal of Argent Classic Convertible Arbitrage Fund L.P., exercises sole voting or dispositive power with respect to these securities.

(7)	Nathaniel Brown, as principal of Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd., exercises sole voting or dispositive power with respect to these securities.

(8)	Nathaniel Brown, as principal of Argent Low Lev Convertible Arbitrage Fund LLC, exercises sole voting or dispositive power with respect to these securities.

(9)	Nathaniel Brown, as principal of Argent Low Lev Convertible Arbitrage Fund Ltd., exercises sole voting or dispositive power with respect to these securities.

(10)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(11)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(12)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(13)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(14)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(15)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(16)	SSI Investment Management, Inc., exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(17)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(18)	Nick Calamos, as Senior Executive Vice President, Chief Investment Officer and Director of Investments for Calamos Asset Management, Inc., has sole voting or dispositive power with respect to these securities.

(19)	Nick Calamos, as Senior Executive Vice President, Chief Investment Officer and Director of Investments for Calamos Asset Management, Inc., has sole voting or dispositive power with respect to these securities.

(20)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(21)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(22)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(23)	CNH Partners, LLC is the Investment Advisor of the selling security holder and has sole voting and dispositive power over the Registrable Securities. Investment Principals for the Advisor are Rober Krail, Mark Mitchell, and Todd Pulvino. They have voting and dispositive power over these securities.

(24)	Jay Lurie, a principal of Harbor Capital Management LLC, has voting and dispositive power over these securities.

(25)	David Clarkson, Managing Director of Credit Suisse First Boston Europe Limited, has voting and dispositive power over these securities.

(26)	The selling security holder is a wholly-owned subsidiary of CQS Convertible and Quantitative Strategies Feeder Fund Limited, which is incorporated in the Cayman Islands (the “Feeder Fund”). Voting control of the Feeder Fund resides in its “Management Shares,” which are held in trust by Queensgate Bank & Trust Company Ltd. pursuant to a Trust Deed dated March 15, 2000. Under Clause 3(c) of the Trust Deed, Queensgate is entitled to exercise voting and dispositive power over the Management Shares.

(27)	Includes $1,609,000 aggregate principal amount held by Deutsche Bank Securities, Inc. (“Deutsche Bank”) and $2,700,000 aggregate principal amount held by DBAG — London, an affiliate of Deutsche Bank. Deutsche Bank is a reporting company under the Securities Exchange Act of 1934 and exercises sole voting and dispositive power with respect to these securities.

(28)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, serves as the managing general partner to DKR Oasis Management Company L.P., the investment manager to DKR SoundShore Oasis Holding Fund Ltd. (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. Seth Fischer has voting and dispositive power over the securities held by the Fund.

(29)	DKR Capital Partners L.P. (“DKR LP”) is a registered investment advisor with the Securities and Exchange Commission and as such, is the investment manager to DKG SoundShore Strategic Holding Fund Ltd (the “Fund”). DKR LP has retained certain portfolio managers to act as the portfolio manager to the Fund managed by DKR LP. As such, DKR LP and certain portfolio managers have shared dispositive and voting power over the securities.

(30)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(31)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(32)	Gene T. Pretti, a principal of this entity, has voting and dispositive power over the securities.

(33)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(34)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(35)	SSI Investment Management, Inc. exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(36)	KBC Financial Products (Cayman Islands) Ltd. exercises voting and investment control over any securities of common stock issuable upon conversion of the securities owned by the selling holder. Mr. Ivan Rehder, Managing Director, exercises voting and investment control on behalf of KBC Financial Products (Cayman Islands) Ltd.

(37)	KBC Financial Products (USA) Inc. exercises voting and investment control over any securities of common stock issuable upon conversion of the securities owned by the selling holder. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products (USA) Inc.

(38)	Van Nguyen, John Illyzzi, Andrew Mitchell, Nathaniel Newlin, Timothy Walton, and Venkatesh Reddy are the controlling persons of Laurel Ridge Capital, L.P. and share voting and dispositive power over these securities.

(39)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(40)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(41)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(42)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(43)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(44)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(45)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(46)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(47)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(48)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(49)	The selling security holder is a fund of Mackay Shields, LLC, an indirect wholly-owned subsidiary of New York Life Insurance Company.

(50)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(51)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(52)	The Board of Directors of Polygon Global Opportunities Master Fund: Alex Jackson, Byron Kruef, Brandon Jones, Erik Caspersen, Greville Ward, Reade Griffith, have voting and dispositive power over these securities.

(53)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(54)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(55)	Forest Investment Mngt. LLC is 100% owned by Forest Partners II LP. Michael A. Boyd is the General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(56)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(57)	SSI Investment Management, Inc. has voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(58)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(59)	SSI Investment Management, Inc. has voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(60)	SSI Investment Management, Inc. has voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(61)	Sturgeon Limited shares dispositive power with CooperNeff Advisors, Inc. CooperNeff Advisors, Inc. exercises sole voting power with respect to these securities.

(62)	Thomas Lyon, Managing Director of TCW Group, Inc., has voting and dispositive power over these securities.

(63)	Advent Capital Management, LLC is the investment advisor of this entity and Paul Latronica, a vice president of the investment advisor, has the power to direct the voting and disposition of the securities held by this entity.

(64)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(65)	SSI Investment Management, Inc. exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(66)	Nathaniel Brown, as principal of this entity, exercises sole voting or dispositive power with respect to these securities.

(67)	The selling securityholder is controlled by Forest Partners II LP, of which Michael A. Boyd is General Partner. Michael A. Boyd is the principal of Michael A. Boyd Inc. and exercises sole voting and dispositive power with respect to these securities.

(68)	Gene T. Pretti, a principal of this entity, has voting and dispositive power over the securities.

(69)	Gene T. Pretti, a principal of this entity, has voting and dispositive power over the securities.

(70)	Gene T. Pretti, a principal of this entity, has voting and dispositive power over the securities.

(71)	SSI Investment Management, Inc. exercises sole voting or dispositive power with respect to these securities. Major shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht. Zazove Associates LLC exercises sole voting or dispositive power with respect to 1,000,000 of these securities.

(72)	New selling security holders, if any, will be set forth from time to time in post-effective amendments to the registration statement of which this prospectus is a part or supplements to this prospectus, as required.

PLAN OF DISTRIBUTION

      We will not receive any proceeds from the sale of the notes and the underlying common stock offered by this prospectus. The selling security holders and their successors, which includes their transferees, distributees, pledgees or donees or their successors, may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

      The notes and the underlying common stock may be sold in one or more transactions at:

•	Fixed prices;

•	Prevailing market prices at the time of sale;

•	Prices related to such prevailing market prices;

•	Varying prices determined at the time of sale; or

•	Negotiated prices.

      The sales may be effected in transactions in the following manner (which may involve block transactions or transactions in which the same broker acts as agent on both sides of the transaction, known as crosses):

•	On any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	In the over-the-counter market; or

•	In transactions otherwise than on such exchanges or services or in the over-the-counter market.

      From time to time, one or more of the selling security holders may distribute, devise, gift, pledge, hypothecate or grant a security interest in some or all of the securities owned by them. Any such distributees, devisees or donees will be deemed to be selling security holders. Any such pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling security holders.

      The aggregate proceeds to the selling security holders from the sale of the notes or underlying common stock will be the purchase price of the notes or common stock less any discounts and commissions. A selling security holder reserves the right to accept and, together with their agents, to reject, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

      Our outstanding common stock is listed for trading on the New York Stock Exchange. We do not intend to list the notes for trading on any national securities exchange or any over-the-counter market. The initial purchasers of the notes have advised us that they are making and intend to continue making a market in the notes; however, they are not obligated to do so and may stop such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Therefore, we cannot guarantee that any trading market will develop for the notes. Even if a market does develop, the market may not be maintained.

      The notes and underlying common stock may be sold in some states only through registered or licensed brokers or dealers. The selling security holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling security holders who are underwriters within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling security holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation including, but not limited to, Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling security holder may not sell any notes or common stock described herein and may not transfer, devise or gift such securities by other means not described in this prospectus.

      If required, the specific notes or common stock to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the Registration Statement of which this prospectus is a part.

      Pursuant to the registration rights agreement filed as an exhibit to the Registration Statement of which this prospectus is a part, we and the selling security holders will be indemnified by each other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

      We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than applicable transfer taxes and commissions, fees and discounts of underwriters, brokers, dealers and agents.

LEGAL MATTERS

      The validity of the securities offered in this prospectus and certain material federal income tax consequences of the ownership of the notes have been passed upon for us by O’Melveny & Myers LLP, Menlo Park, California.

EXPERTS

      The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, Independent Registered Public Accounting Firm, as stated in their report incorporated herein by reference (which expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of SFAS No. 142 “Goodwill and Other Intangible Assets” discussed in Note 15 and the revision described in Note 17) and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC, under the Exchange Act. You may read and copy this information at the following locations of the SEC:

Public Reference Room 450 Fifth Street, N.W. Room 1024 Washington, D.C. 20549	Pacific Regional Office 5670 Wilshire Boulevard Suite 1100 Los Angeles, CA 90036-3648

      You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains an internet web site that contains reports, proxy statements and other information about issuers, including Alaska Air Group, Inc., that file electronically with the SEC. The address of that site is www.sec.gov. We make available without charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports on our web site at www.alaskaair.com as soon as practicable after we electronically file or furnish such reports with the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Our periodic reports are filed with the SEC under SEC File Number 1-8957. We hereby incorporate by reference the following:

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed May 11, 2004.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed March 11, 2004, as amended by Amendment No. 1 on Form 10-K/A filed on May 21, 2004.

•	The description of our common stock contained in the Registration Statement on Form 8-A filed on September 19, 1985 under Section 12(b) of the Securities Exchange Act of 1934, as amended, including any amendments or reports filed for the purpose of updating such description.

      In addition, all filings filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the initial filing of this Registration Statement and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference herein and part hereof from the date of filing the documents, other than information in the documents that is not deemed to be filed with the SEC. A statement contained herein or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in any subsequently filed document which is incorporated by reference herein, modifies or supersedes the statement. Any statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. Unless specifically stated to the contrary, none of the information that we disclose under Items 9 or 12 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

      To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

                    Secretary

                    Alaska Air Group, Inc.
                    19300 Pacific Highway South
                    Seattle, Washington 98188
                    (206) 433-3200